SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 4, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated August 4, 2016: TECHNICAL CORRECTION to the pdf attached to Nokia’s financial report for Q2 and half year 2016 and a specification to the language of the outlook section of the Finnish language financial report

STOCK EXCHANGE RELEASE

August 4, 2016

TECHNICAL CORRECTION to the pdf attached to Nokia’s financial report for Q2 and half year 2016 and a specification to the language of the outlook section of the Finnish language financial report

Nokia Corporation
Stock Exchange Release
August 4, 2016 at 18:45 (CET +1)

TECHNICAL CORRECTION to the pdf attached to Nokia’s financial report for Q2 and half year 2016 and a specification to the language of the outlook section of the Finnish language financial report

Espoo, Finland — Nokia published its financial report for Q2 and half year 2016 at 8 am Finnish time on August 4, 2016. In the stock exchange release, Nokia published a summary of the report and indicated that the complete results report with tables was available on its website as a pdf document.

This pdf document included errors in two footnotes to selected tables of the document. On pages 59 and 62, footnote 3 to the tables incorrectly presented the “services net sales” figure attributable to the combined company for the periods Q2/2015 and Q1-Q2/2015 (EUR 2 220 million and EUR 4 342 million), respectively, whereas the correct figure should have reflected the numbers for Nokia on a standalone basis. Therefore, the correct “services net sales” figure for footnote 3 on page 59 is EUR 1 359 million (for Q2/2015) and for footnote 3 on page 62 EUR 2 625 million (for Q1-Q2/2015), respectively.

Additionally, a specification to the language of the outlook section of the Finnish language version of the financial report has been made to ensure alignment with the language of the outlook section of the English language version.

The corrected pdf document is attached to this stock exchange release and is also available at http://www.nokia.com/financials.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://www.nokia.com

1

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

2

Financial Report for Q2 and Half Year 2016

Solid financial performance and raised cost savings target

Financial highlights

•             Non-IFRS net sales in Q2 2016 of EUR 5.7 billion (reported: EUR 5.6 billion). In the year-ago quarter, non-IFRS net sales would have been EUR 6.4 billion on a comparable combined company basis (reported: EUR 2.9 billion on a Nokia stand-alone basis).

•             Non-IFRS diluted EPS in Q2 2016 of EUR 0.03 (reported: EUR negative 0.12).

•             Raised annual cost savings target to approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018, compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. Related to this, Nokia recorded approximately EUR 600 million of restructuring and associated charges in the second quarter 2016.

Nokia’s Networks business

•             11% year-on-year net sales decrease in Q2 2016. Consistent with our outlook for the wireless infrastructure market, net sales were weak in Mobile Networks within Ultra Broadband Networks, and accounted for approximately 80% of the overall decrease in Nokia’s Networks business. IP Networks and Applications also contributed to the decrease. This was partially offset by strong growth in Fixed Networks within Ultra Broadband Networks.

•             In Q2 2016, solid gross margin of 37.4% and operating margin of 6.0% were adversely affected by a customer in Latin America undergoing judicial recovery. Excluding this, gross margin would have been approximately 38% and operating margin would have been nearly 7%.

Nokia Technologies

•             11% year-on-year net sales decrease in Q2 2016. Excluding the impact of non-recurring items that benefitted the year-ago quarter, Nokia Technologies net sales would have grown by approximately 10% year-on-year, primarily due to higher intellectual property licensing income from existing licensees.

•             Announced an expansion of the patent cross license agreement with Samsung on July 13, 2016 to cover certain additional patent portfolios, reinforcing Nokia’s leadership in technologies for the programmable world. The expansion of the agreement occurred subsequent to the end of the second quarter 2016, and therefore did not impact the second quarter of 2016 financials. Instead, the expanded agreement will have a positive impact to Nokia Technologies starting from the third quarter of 2016. Nokia expects total annualized net sales related to patent and brand licensing to grow to a run rate of approximately EUR 950 million by the end of 2016.

August 4, 2016

Q2 and January-June 2016 non-IFRS results. See note 1 to the interim financial statements for further details (1),(2)

EUR million	Q2’16	Combined company historicals(2) Q2’15	YoY change		Q1’16	QoQ change		Q1- Q2’16	Combined company historicals(2) Q1-Q2’15	YoY change
Net sales — constant currency (non-IFRS)			(9)%			2%				(9)%
Net sales (non-IFRS)	5 676	6 363	(11)%		5 603	1%		11 279	12 492	(10)%
Nokia’s Networks business	5 228	5 895	(11)%		5 181	1%		10 409	11 557	(10)%
Ultra Broadband Networks	3 807	4 303	(12)%		3 729	2%		7 535	8 530	(12)%
IP Networks and Applications	1 421	1 593	(11)%		1 452	(2)%		2 873	3 027	(5)%
Nokia Technologies	194	219	(11)%		198	(2)%		391	492	(21)%
Group Common and Other	271	254	7%		236	15%		507	457	11%
Gross profit (non-IFRS)	2 202	2 495	(12)%		2 205	0%		4 407	4 759	(7)%
Gross margin % (non-IFRS)	38.8%	39.2%	(40	)bps	39.4%	(60	)bps	39.1%	38.1%	100	bps
Operating profit (non-IFRS)	332	649	(49)%		345	(4)%		677	925	(27)%
Nokia’s Networks business	312	511	(39)%		337	(7)%		649	720	(10)%
Ultra Broadband Networks	228	308	(26)%		234	(3)%		462	476	(3)%
IP Networks and Applications	84	203	(59)%		103	(18)%		187	244	(23)%
Nokia Technologies	89	120	(26)%		106	(16)%		195	297	(34)%
Group Common and Other	(68)	18			(99)			(167)	(92)
Operating margin % (non-IFRS)	5.8%	10.2%	(440	)bps	6.2%	(40	)bps	6.0%	7.4%	(140	)bps

Q2 and January-June 2016 reported results, unless otherwise specified. See note 1 to the interim financial statements for further details(1),(3)

EUR million (except for EPS in EUR)	Q2’16	Nokia standalone historicals(3) Q2’15	YoY change		Q1’16	QoQ change		Q1- Q2’16	Nokia standalone historicals(3) Q1-Q2’15	YoY change
Net Sales - constant currency			93%			2%				89%
Net sales	5 583	2 919	91%		5 499	2%		11 082	5 854	89%
Nokia’s Networks business	5 228	2 729	92%		5 181	1%		10 409	5 400	93%
Ultra Broadband Networks	3 807	2 440	56%		3 729	2%		7 535	4 795	57%
IP Networks and Applications	1 421	289	392%		1 452	(2)%		2 873	605	375%
Nokia Technologies	194	194	0%		198	(2)%		391	461	(15)%
Group Common and Other	271	0			236	15%		507	0
Non-IFRS exclusions	(93)	0			(104)			(197)	0
Gross profit	2 028	1 343	51%		1 554	31%		3 582	2 527	42%
Gross margin %	36.3%	46.0%	(970	)bps	28.3%	800	bps	32.3%	43.2%	(1 090	)bps
Operating (loss)/profit	(760)	493			(712)			(1 472)	721
Nokia’s Networks business	312	331	(6)%		337	(7)%		649	442	47%
Ultra Broadband Networks	228	312	(27)%		234	(3)%		462	445	4%
IP Networks and Applications	84	19	342%		103	(18)%		187	(3)
Nokia Technologies	89	108	(18)%		106	(16)%		195	294	(34)%
Group Common and Other	(68)	57			(99)			(167)	8
Non-IFRS exclusions	(1 092)	(3)			(1 057)	3%		(2 149)	(24)
Operating margin %	(13.6)%	16.9%	(3 050	)bps	(12.9)%	(70	)bps	(13.3)%	12.3%	(2 560	)bps
Profit (non-IFRS)	171	336	(49)%		139	23%		310	519	(40)%
(Loss)/profit	(726)	338			(613)	18%		(1 338)	507
EPS, diluted (non-IFRS)	0.03	0.09	(67)%		0.03	0%		0.06	0.14	(57)%
EPS, diluted	(0.12)	0.09			(0.09)			(0.21)	0.13
Net cash and other liquid assets	7 077	3 830	85%		8 246	(14)%		7 077	3 830	85%

(1)Results are as reported unless otherwise specified. The results information in this report is unaudited. Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the Non-IFRS Exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to this report. A reconciliation of the Q2 2015 non-IFRS combined company results to the reported results can be found in the “Nokia provides recast segment results for 2015 reflecting new financial reporting structure” stock exchange release published on April 22, 2016. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to Euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

(2)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

(3)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Subsequent events

Nokia and Samsung expand their intellectual property cross license

On July 13, 2016, Nokia announced that Nokia and Samsung have agreed terms to expand their patent cross license agreement to cover certain additional patent portfolios of both parties. This agreement is in addition to the outcome of the arbitration between the two companies that was announced on February 1, 2016.

The agreement expands access for each company to patented technologies of the other and reinforces Nokia’s leadership in technologies for the programmable world. With this expansion, Nokia expects a positive impact to the net sales of Nokia Technologies starting from the third quarter of 2016.

With this expanded agreement, Nokia Technologies’ total annualized net sales related to patent and brand licensing is expected to grow to a run rate of approximately EUR 950 million by the end of 2016.

Non-IFRS results

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

CEO statement

Nokia’s second quarter results were largely as expected and reflect solid execution in the midst of a challenging market and the ongoing integration of Alcatel-Lucent. When we announced our first quarter results, I said that we did not expect to see typical seasonal patterns in the first half of the year, and that prediction proved to be correct. Net sales were slightly up sequentially in Q2, while operating margin was slightly down, in part reflecting a meaningful negative impact from one of our major customers in Latin America.

During the quarter we continued to make excellent progress in many areas. We moved rapidly forward with our integration and cost savings efforts; saw robust growth in our Fixed Networks business; announced the acquisition of Gainspeed in order to accelerate our progress with cable operators; closed the acquisition of Withings; reached a licensing deal that will see the Nokia brand return to smartphones and tablets; and more.

I was particularly pleased that the work done in the second quarter to reach an agreement with Samsung on an expanded intellectual property licensing deal came to fruition. After the arbitration results were announced in February, we said that there was still more to come from Samsung and have now delivered on that, with the related financial impact starting in the third quarter.

The decline of our topline remains a concern, and reflects challenging market conditions. While we do not expect those conditions to improve in the near term, we believe we are well-positioned given the scope of our portfolio, focus on operational discipline, strengthening sales execution, and opportunities in the evolution from 4G towards 5G.

In fact, we are already starting to work with customers to help them move to 5G-ready architectures in the core, with a focus on software-defined networking and cloud technologies. As this process takes place, we expect there to be further evolution of 4G radio including more carrier aggregation in order to meet demands for capacity, speed and spectrum utilization. Our AirScale radio platform, which can support different LTE-Advanced Pro (4.5G) technologies and is ‘5G ready,’ is ideally suited to this environment.

We crossed the 95% ownership threshold of Alcatel-Lucent in June, allowing us to move to acquire the remaining shares and reach full ownership of Alcatel-Lucent, which we expect by the end of October. As our successful integration work continues and as we get increased granular visibility into the business, our confidence in our ability to deliver cost savings also increases. As a result, we are now targeting EUR 1.2 billion in total cost savings to be achieved in full year 2018. We have also continued the strategic review of our submarine cable business to determine the best long-term resolution for that business.

While plenty of hard work remains in front of us, we are making good progress and expect to see slight sequential improvement in both net sales and operating margin in our Networks business from the second quarter to the third, followed by significant improvement from the third to the fourth quarter.

Rajeev Suri
President and CEO

Nokia in Q2 2016 — Non-IFRS

Financial discussion

The following discussion is of Nokia’s results for the second quarter 2016, which comprise the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on the recent changes to our reportable segments, please refer to note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report. Comparisons are given to the second quarter 2015 and first quarter 2016 results on a combined company basis, unless otherwise indicated.

This data has been prepared to reflect the financial results of the continuing operations of Nokia as if the new financial reporting structure had been in operation for the full year 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016. These adjustments include also reallocation of items of costs and expenses based on their nature and changes to the definition of the line items in the combined company accounting policies, which affect also numbers presented in these interim financial statements for 2015. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Non-IFRS Net sales

Nokia non-IFRS net sales decreased 11% year-on-year and increased 1% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 9% year-on-year and increased 2% sequentially.

Year-on-year discussion

The year-on-year decrease in Nokia non-IFRS net sales in the second quarter 2016 was primarily due to Nokia’s Networks business.

Sequential discussion

The sequential increase in Nokia non-IFRS net sales in the second quarter 2016 was primarily due to Nokia’s Networks business and Group Common and Other.

Non-IFRS Operating profit

Year-on-year discussion

Nokia non-IFRS operating profit decreased primarily due to lower non-IFRS gross profit and a net negative fluctuation in non-IFRS other income and expenses, partially offset by lower non-IFRS research and development (“R&D”) expenses and non-IFRS selling, general and administrative (“SG&A”) expenses.

The decrease in non-IFRS gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies, partially offset by Group Common and Other. In Q2 2016, non-IFRS gross profit was adversely affected by a customer in Latin America undergoing judicial recovery, as revenue was deferred while the related costs of sale were expensed as incurred.

The decrease in non-IFRS R&D expenses was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies and Group Common and Other.

The decrease in non-IFRS SG&A expenses was primarily due to Nokia’s Networks business and, to a lesser extent, Group Common and Other, partially offset by Nokia Technologies.

Nokia non-IFRS other income and expenses was an expense of EUR 41 million in the second quarter 2016, compared to an income of EUR 74 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to the absence of realized gains and losses related to certain of Nokia’s investments made through its venture funds. In Q2 2016, non-IFRS other income and expenses were adversely affected by a customer in Latin America undergoing judicial recovery, as certain provisions were recorded due to the risk of asset impairment.

Sequential discussion

Nokia non-IFRS operating profit decreased primarily due to a net negative fluctuation in non-IFRS other income and expenses and higher non-IFRS SG&A expenses, partially offset by lower non-IFRS R&D expenses.

The slight decrease in non-IFRS gross profit was primarily due to Nokia’s Networks business, partially offset by Group Common and Other. In Q2 2016, non-IFRS gross profit was adversely affected by a customer in Latin America undergoing judicial recovery, as revenue was deferred while the related costs of sale were expensed as incurred.

The decrease in non-IFRS R&D expenses was primarily due to Nokia’s Networks business.

The increase in non-IFRS SG&A expenses was primarily due to Nokia’s Networks business and Nokia Technologies.

Nokia non-IFRS other income and expenses was an expense of EUR 41 million in the second quarter 2016, compared to an expense of EUR 15 million in the first quarter 2016. On a sequential basis, the change was primarily due to Nokia’s Networks business, as well as the absence of realized gains and losses related to certain of Nokia’s investments made through its venture funds. In Q2 2016, non-IFRS other income and expenses were adversely affected by a customer in Latin America undergoing judicial recovery, as certain provisions were recorded due to the risk of asset impairment.

Nokia in Q2 2016 — Reported

Financial discussion

Net sales

Nokia net sales increased 91% year-on-year, compared to Nokia standalone net sales, and increased 2% sequentially. On a constant currency basis, Nokia net sales would have increased 93% year-on-year, compared to Nokia standalone net sales, and 2% sequentially.

Year-on-year discussion

The year-on-year increase in Nokia net sales in the second quarter 2016, compared to Nokia standalone net sales, was primarily due to growth in Nokia’s Networks business and Group Common and Other, primarily related to the acquisition of Alcatel-Lucent, partially offset by non-IFRS exclusions.

Sequential discussion

The sequential increase in Nokia net sales in the second quarter 2016 was primarily due to growth in Nokia’s Networks business and Group Common and Other, as well as reduced negative impact related to purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Operating profit

Year-on-year discussion

In the second quarter 2016, Nokia generated an operating loss, compared to a Nokia standalone operating profit in the year-ago period. The change was primarily due to restructuring and associated charges and other net negative fluctuations in other income and expenses, higher R&D expenses and higher SG&A expenses, partially offset by higher gross profit, all of which related primarily to the acquisition of Alcatel-Lucent.

The increase in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Group Common and Other, partially offset by non-IFRS exclusions related to deferred revenue and to a lesser extent, the absence of a benefit recorded in the year-ago quarter, which related to a correction of items previously reported as cost of sales and reductions to accounts receivable. In Q2 2016, gross profit was adversely affected by a customer in Latin America undergoing judicial recovery, as revenue was deferred while the related costs of sale were expensed as incurred.

The increase in R&D expenses was primarily due to Nokia’s Networks business, non-IFRS exclusions related to amortization of intangible assets and, to a lesser extent, Group Common and Other.

The increase in SG&A expenses was primarily due to Nokia’s Networks business, non-IFRS exclusions related to amortization of intangible assets, as well as transaction and integration related costs and, to a lesser extent, Group Common and Other and Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 643 million in the second quarter 2016, compared to an income of EUR 114 million in the year-ago period. The change was primarily related to non-IFRS exclusions attributable to higher restructuring and associated charges and, to a lesser extent, the absence of realized gains and losses related to certain of Nokia’s investments made through its venture funds. In Q2 2016, other income and expenses were adversely affected by a customer in Latin America undergoing judicial recovery, as certain provisions were recorded due to the risk of asset impairment.

Sequential discussion

Nokia operating profit decreased primarily due to restructuring and associated charges, partially offset by higher gross profit and, to a lesser extent, lower SG&A and R&D expenses.

The increase in gross profit was primarily due to lower non-IFRS exclusions related to the absence of an inventory revaluation as part of the Alcatel-Lucent purchase accounting, which negatively affected the first quarter 2016. In Q2 2016, gross profit was adversely affected by a customer in Latin America undergoing judicial recovery, as revenue was deferred while the related costs of sale were expensed as incurred.

The decrease in R&D expenses was primarily due to Nokia’s Networks business.

The decrease in SG&A expenses was primarily due to lower non-IFRS exclusions related to transaction and integration related costs.

Nokia’s other income and expenses was an expense of EUR 643 million in the second quarter 2016, compared to an expense of EUR 40 million in the first quarter 2016. The increase was primarily related to non-IFRS exclusions attributable to recognition of restructuring and associated charges related to the overall cost savings program. In Q2 2016, other income and expenses were adversely affected by a customer in Latin America undergoing judicial recovery, as certain provisions were recorded due to the risk of asset impairment.

Descriptions of non-IFRS exclusions in Q2 2016

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to this report.

EUR million	Q2’16	Nokia standalone historicals(1) Q2’15	YoY change	Q1’16	QoQ change
Net sales	(93)	0		(104)	(11)%
Gross profit	(174)	37		(651)	(73)%
R&D	(162)	(13)		(156)	4%
SG&A	(154)	(27)		(224)	(31)%
Other income and expenses	(602)	0		(25)
Operating profit/(loss)	(1 092)	(3)		(1 057)	3%
Financial income and expenses, net	(3)	0		(36)	(92)%
Taxes	200	5		341	(41)%
(Loss)/Profit	(896)	2		(752)	19%
(Loss)/Profit attributable to the shareholders of the parent	(862)	2		(680)	27%
Non-controlling interests	(34)	0		(72)	(53)%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales

In the second quarter 2016, non-IFRS exclusions in net sales amounted to EUR 93 million, and related to purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Operating profit

In the second quarter 2016, non-IFRS exclusions in operating profit amounted to EUR 1 092 million, and were attributable to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the second quarter 2016, non-IFRS exclusions in gross profit amounted to EUR 174 million, and primarily related to the deferred revenue and, to a lesser extent, product portfolio integration related costs resulting from the acquisition of Alcatel-Lucent.

In the second quarter 2016, non-IFRS exclusions in R&D expenses amounted to EUR 162 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent.

In the second quarter 2016, non-IFRS exclusions in SG&A expenses amounted to EUR 154 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent, as well as transaction and integration related costs.

In the second quarter 2016, non-IFRS exclusions in other income and expenses amounted to EUR 602 million, and primarily related to EUR 596 million of restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the second quarter 2016. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program.

In EUR million, approximately	Q2’16
Opening balance of restructuring and associated liabilities	450
+ Charges in the quarter	600
- Cash outflows in the quarter	80
= Ending balance of restructuring and associated liabilities	970
of which restructuring provisions	850
of which other associated liabilities	120

Total expected restructuring and associated charges — updated program	1 200
- Cumulative recorded — updated program	600
= Charges remaining to be recorded — updated program	600

Total expected restructuring and associated cash outflows	1 650
- Cumulative recorded	80
= Cash outflows remaining to be recorded	1 570

The Q2 2016 opening balance of restructuring and associated liabilities of approximately EUR 450 million relates to previous Nokia and Alcatel-Lucent restructuring and cost-savings programs, and represents expected cash outflows which have been provisioned for but not yet paid out related to these programs. The approximately EUR 450 million of restructuring and associated liabilities consists of approximately EUR 380 million of restructuring provisions and approximately EUR 70 million of other related liabilities.

Outlook

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018 (update)

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies.

Under this expanded cost savings program, restructuring and associated charges are expected to total approximately EUR 1.2 billion, of which approximately EUR 600 million was recorded in Q2 2016.

Related restructuring and associated cash outflows are expected to total approximately EUR 1.65 billion, which includes the approximately EUR 450 million balance of restructuring and associated cash outflows that were provisioned for but not yet paid as of the beginning of Q2 2016, related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs.

In addition to the above amounts, note that Nokia’s overall charges and cash outflows will also include amounts related to network equipment swaps. The charges related to network equipment swaps will be recorded as non-IFRS exclusions, and therefore will not affect Nokia’s non-IFRS operating profit.

This is an update to the earlier outlook for above EUR 900 million of net operating cost synergies to be achieved in full year 2018.

	FY16 Non-IFRS financial income and expense	Expense of approximately EUR 300 million

Primarily includes net interest expenses related to interest-bearing liabilities, interest costs related to the defined benefit pension and other post-employment benefit plans, as well as the impact from changes in foreign exchange rates on certain balance sheet items. This outlook may vary subject to changes in the above listed items.

	FY16 Non-IFRS tax rate	Above 40% for full year 2016

The increase in the non-IFRS tax rate for the combined company, compared to Nokia on a standalone basis, is primarily attributable to unfavorable changes in the regional profit mix as a result of the acquisition of Alcatel-Lucent. This outlook is for full year 2016; the quarterly non-IFRS tax rate is expected to be subject to volatility, primarily influenced by fluctuations in profits made by Nokia in different tax jurisdictions. Nokia expects its effective long-term non-IFRS tax rate to be clearly below the full year 2016 level, and intends to provide further commentary later in 2016.

	FY16 Cash outflows related to taxes	Approximately EUR 400 million	May vary due to profit levels in different jurisdictions and the amount of licensing income subject to withholding tax.
	FY16 Capital expenditures	Approximately EUR 650 million	Primarily attributable Nokia’s Networks business.

Nokia’s Networks business	FY16 net sales FY16 operating margin	Decline YoY 7-9% (update)

Combined company net sales and operating margin are expected to be influenced by factors including:

•                  A flattish capital expenditure environment in 2016 for our overall addressable market;

•                  A declining wireless infrastructure market in 2016;

•                  Significant focus on the integration of Alcatel-Lucent, particularly in the first half of 2016;

•                  Slight QoQ net sales growth and operating margin expansion in Q3 2016;

•                  Significant QoQ net sales growth and operating margin expansion in Q4 2016;

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments; and Execution of synergy plans.

This is an update to the earlier FY16 operating margin guidance of above 7%.

Nokia Technologies	FY16 Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for fiscal year 2016. Nokia expects annualized net sales related to patent and brand licensing to grow to a run rate of approximately EUR 950 million by the end of 2016. License agreements which currently contribute approximately EUR 150 million to the annualized net sales run rate are set to expire before the end of 2016. If we do not renew these license agreements, nor sign any new licensing agreements, the annualized net sales run rate would be approximately EUR 800 million in early 2017. Furthermore, the contribution of the Withings acquisition to Nokia Technologies net sales is expected to be approximately EUR 50 million in the second half of 2016, with strong Q4 seasonality. The contribution of the acquisition to Nokia Technologies operating profit is expected to be slightly negative for the second half of 2016.

Nokia’s Networks business

Operational highlights

Ultra Broadband Networks

All portfolio integration decisions were made and communicated before the end of Q2 2016. The long-term roadmap for the combined company is in place over one year ahead of the previous Nokia-Siemens and Alcatel-Lucent integrations.

Nokia achieved an all-time high CPVi (Customer Perceived Value Index) score, which surpassed the scores of all of our competitors. CPVi captures how customers perceive their past experiences and their future expectations.

Nokia demonstrated the world’s first 5G ready network based on commercially-available network platforms at the 5G World Conference in June 2016.

Nokia and China Mobile signed a one-year frame agreement, valued at up to EUR 1.36 billion.

Nokia announced plans to acquire Gainspeed, in order to extend its fixed access portfolio to also cover the cable market. Gainspeed is a US-based company which is widely regarded as the industry leader in DAA (Distributed Access Architecture) solutions for the cable industry via its Virtual CCAP (Converged Cable Access Platform) product line. Nokia completed this acquisition at the end of July, 2016.

Nokia announced a new Smart Home solution that lets network operators quickly offer new services to residential customers seeking a digital home solution for the Internet of Things.

Nokia, in a world-first, demonstrated 10 Gbps symmetrical data speeds using traditional Hybrid Fiber Coax (HFC) cable plant. Using a prototype technology called XG-CABLE that is based on unique access technology innovations and applications developed by Nokia Bell Labs, Nokia demonstrated how existing cable systems can be used to deliver symmetrical ultra-broadband access services. This will enable operators to more effectively bring ultra-broadband services to consumer locations that were not physically or economically viable unless fiber was brought all the way to the residence. XG-CABLE will also provide operators with greater agility in how they use and manage their spectrum.

IP Networks and Applications

Nokia announced that its next-generation optical solution has been selected by Telefónica Spain to help the operator handle the significant traffic growth attributable to consumer adoption of quadruple-play services.

Nokia delivered IP/MPLS (Internet Protocol/Multiprotocol Label Switching) and optical technology and services to Swiss electricity transmission system operator Swissgrid for the management of its electrical grid.

Nokia’s SDN solution, the Nokia Network Services Platform (NSP) was awarded “Most Innovative SDN Product Strategy” by Light Reading.

Traction in our 7950 XRS (Extensible Routing System) IP Core router remained solid, with 3 new wins during the quarter, bringing our total number of core routing customers to 60.

Nokia extended its leadership in device management into IoT with the launch of the Intelligent Management Platform for All Connected Things (IMPACT), which gives operators, enterprises and governments a secure platform on which to scale new IoT services. IMPACT handles data collection, event processing, device management, data contextualization, data analytics, end-to-end security and applications enablement for any device, any protocol and across any application.

Nokia announced Real-Time Mobile Network Analytics, the industry’s first solution to give operators an end-to-end view of mobile networks from individual subscribers, applications, devices and operating systems, network elements, cells and calls. This new approach enables operators to have a more holistic and comprehensive view of their subscribers enabling more proactive network management.

Nokia launched the Dynamic Diameter Engine (DDE). This cloud-based solution simplifies, scales and secures control plane traffic in mobile and fixed networks, which is important as operators prepare to handle the new signaling requirements of IoT (Internet of Things) and VoLTE (Voice over LTE). Nokia DDE is the industry’s first virtualized solution to incorporate Nokia’s Agile Rules Technology (A.R.T.). Backed by more than 150 patents, A.R.T. helps operators apply intelligent rules and ensure performance in complex signaling control scenarios.

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. The figures presented are as reported to the management by the segments. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level. For more information on the combined company historicals and segment accounting policies, please refer to note 1, “Basis of preparation” and note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)
EUR million	Q2’16	Q2’15	YoY change		Q1’16	QoQ change
Net sales - constant currency			(9)%			2%
Net sales	5 228	5 895	(11)%		5 181	1%
Gross profit	1 954	2 235	(13)%		1 984	(2)%
Gross margin %	37.4%	37.9%	(50	)bps	38.3%	(90	)bps
R&D	(926)	(975)	(5)%		(951)	(3)%
SG&A	(685)	(712)	(4)%		(677)	1%
Other income and expenses	(31)	(36)			(19)
Operating profit	312	511	(39)%		337	(7)%
Operating margin %	6.0%	8.7%	(270	)bps	6.5%	(50	)bps

(1) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Net sales by region

		Combined company historicals(1)
EUR million	Q2’16	Q2’15	YoY change	Q1’16	QoQ change
Asia-Pacific	973	1 033	(6)%	1 091	(11)%
Europe	1 206	1 364	(12)%	1 203	0%
Greater China	673	707	(5)%	572	18%
Latin America	354	421	(16)%	340	4%
Middle East & Africa	412	539	(24)%	393	5%
North America	1 609	1 831	(12)%	1 582	2%
Total	5 228	5 895	(11)%	5 181	1%

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales by segment

Nokia’s Networks business net sales decreased 11% year-on-year and increased 1% sequentially. On a constant currency basis, Nokia’s Networks business net sales would have decreased 9% year-on-year and would have increased 2% sequentially.

A discussion of our results within Ultra Broadband Networks and IP Networks and Applications is included in the sections “Ultra Broadband Networks” and “IP Networks and Applications” below.

Year-on-year discussion

The year-on-year decrease in Nokia’s Networks business net sales in the second quarter 2016 was due to both Ultra Broadband Networks and IP Networks and Applications.

Sequential discussion

The sequential increase in Nokia’s Networks business net sales in the second quarter 2016 was due to Ultra Broadband Networks, partially offset by IP Networks and Applications.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the second quarter 2016, Nokia’s Networks business operating profit decreased primarily due to lower gross profit, partially offset by lower R&D and SG&A expenses.

The decrease in gross profit was due to both Ultra Broadband Networks and IP Networks and Applications. In Q2 2016, gross profit was adversely affected by a customer in Latin America undergoing judicial recovery, as revenue was deferred while the related costs of sale were expensed as incurred.

The decrease in R&D expenses was primarily due to Ultra Broadband Networks.

The decrease in SG&A expenses was primarily due to Ultra Broadband Networks.

Nokia’s Networks business other income and expenses was an expense of EUR 31 million in the second quarter 2016, compared to an expense of EUR 36 million in the year-ago quarter. On a year-on-year basis, the net positive fluctuation in other income and expenses in Ultra Broadband Networks was partially offset by a net negative fluctuation in other income and expenses in IP Networks and Applications. In Q2 2016, other income and expenses were adversely affected by a customer in Latin America undergoing judicial recovery, as certain provisions were recorded due to the risk of asset impairment.

Sequential discussion

On a sequential basis, in the second quarter 2016, Nokia’s Networks business operating profit decreased primarily due to lower gross profit and a net negative fluctuation in other income and expenses, partially offset by lower R&D expenses.

The decrease in gross profit was due to IP Networks and Applications, partially offset by Ultra Broadband Networks. In Q2 2016, gross profit was adversely affected by a customer in Latin America undergoing judicial recovery, as revenue was deferred while the related costs of sale were expensed as incurred.

The decrease in R&D expenses was primarily due to IP Networks and Applications.

Nokia’s Networks business other income and expenses was an expense of EUR 31 million in the second quarter 2016, compared to an expense of EUR 19 million in the first quarter 2016. On a sequential basis, the change was primarily due to Ultra Broadband Networks. In Q2 2016, other income and expenses were adversely affected by a customer in Latin America undergoing judicial recovery, as certain provisions were recorded due to the risk of asset impairment.

Ultra Broadband Networks

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. The figures presented are as reported to the management by the segments. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level. For more information on the combined company historicals and segment accounting policies, please refer to note 1, “Basis of preparation” and note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)
EUR million	Q2’16	Q2’15	YoY change		Q1’16	QoQ change
Net sales - constant currency			(9)%			3%
Net sales	3 807	4 303	(12)%		3 729	2%
Mobile Networks	3 185	3 722	(14)%		3 116	2%
Fixed Networks	622	580	7%		613	1%
Gross profit	1 353	1 527	(11)%		1 338	1%
Gross margin %	35.5%	35.5%	0	bps	35.9%	(40	)bps
R&D	(616)	(668)	(8)%		(616)	0%
SG&A	(490)	(523)	(6)%		(479)	2%
Other income and expenses	(19)	(29)			(9)
Operating profit	228	308	(26)%		234	(3)%
Operating margin %	6.0%	7.2%	(120	)bps	6.3%	(30	)bps

(1) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Net sales by region

		Combined company historicals(1)
EUR million	Q2’16	Q2’15	YoY change	Q1’16	QoQ change
Asia-Pacific	744	809	(8)%	853	(13)%
Europe	786	920	(15)%	777	1%
Greater China	558	595	(6)%	483	16%
Latin America	228	281	(19)%	215	6%
Middle East & Africa	324	396	(18)%	292	11%
North America	1 166	1 301	(10)%	1 108	5%
Total	3 807	4 303	(12)%	3 729	2%

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

Ultra Broadband Networks net sales decreased 12% year-on-year and increased 2% sequentially. On a constant currency basis, Ultra Broadband net sales would have decreased 9% year-on-year and increased 3% sequentially.

Year-on-year discussion

The year-on-year decrease in Ultra Broadband Networks net sales in the second quarter 2016 was due to Mobile Networks, partially offset by Fixed Networks.

The decrease in Mobile Networks net sales was primarily due to radio networks and services. For radio networks, the decrease was primarily related to certain customers in Asia-Pacific. For services, the decrease was primarily related to certain customers in North America, Latin America and Asia-Pacific.

The increase in Fixed Networks net sales was primarily due to broadband access and digital home, partially offset by a decrease in services. In the second quarter 2016, Fixed Networks benefitted from large projects with certain customers in Australia and Mexico, as well as continued momentum in digital home in North America. For services, the decrease was primarily related to certain customers in Europe and North America.

Sequential discussion

The sequential increase in Ultra Broadband Networks net sales in the second quarter 2016 was primarily due to Mobile Networks, partially offset by the negative impact related to a customer in Latin America undergoing judicial recovery.

The increase in Mobile Networks net sales was primarily due to radio networks. For radio networks, the increase was primarily related to certain customers in Greater China and North America, partially offset by certain customers in Asia-Pacific.

The slight increase in Fixed Networks net sales was primarily due to digital home, partially offset by broadband access. In the second quarter 2016, Fixed Networks benefitted from large projects with certain customers in Australia and Mexico.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the second quarter 2016, Ultra Broadband Networks operating profit decreased primarily due to lower gross profit, partially offset by lower R&D expenses and SG&A expenses and, to a lesser extent, a net positive fluctuation in other income and expenses.

The decrease in Ultra Broadband Networks gross profit was primarily due to lower gross profit in Mobile Networks, partially offset by higher gross profit in Fixed Networks. The decrease in gross profit in Mobile Networks was primarily due to lower net sales. The increase in gross profit in Fixed Networks was due to higher net sales and higher gross margin.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks. The decrease in Mobile Networks R&D expenses was primarily due to continued operational improvement, with lower personnel and subcontracting expenses.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks, which benefitted from cost discipline and continued operational improvement, with lower marketing and consulting expenses.

Ultra Broadband Networks other income and expenses was an expense of EUR 19 million in the second quarter 2016, compared to an expense of EUR 29 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to Fixed Networks.

Sequential discussion

On a sequential basis, in the second quarter 2016, Ultra Broadband Networks operating profit decreased slightly, primarily due to higher SG&A expenses and a net negative fluctuation in other income and expenses, partially offset by higher gross profit. Excluding the negative impact related to a customer in Latin America undergoing judicial recovery, operating profit in Ultra Broadband Networks would have increased.

The increase in Ultra Broadband Networks gross profit was primarily due to Mobile Networks. The increase in Mobile Networks gross profit was primarily due to higher net sales.

The increase in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The increase in Mobile Networks SG&A expenses was primarily due to higher personnel and consulting expenses.

Ultra Broadband Networks other income and expenses was an expense of EUR 19 million in the second quarter 2016, compared to an expense of EUR 9 million in the first quarter 2016. On a sequential basis, the change was primarily due to Mobile Networks.

IP Networks and Applications

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. The figures presented are as reported to the management by the segments. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level. For more information on the combined company historicals and segment accounting policies, please refer to note 1, “Basis of preparation” and note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)
EUR million	Q2’16	Q2’15	YoY change		Q1’16	QoQ change
Net sales - constant currency			(8)%			(1)%
Net sales	1 421	1 593	(11)%		1 452	(2)%
IP/Optical Networks	1 088	1 176	(7)%		1 093	0%
IP Routing	713	769	(7)%		717	(1)%
Optical Networks	375	407	(8)%		377	(1)%
Applications & Analytics	333	417	(20)%		359	(7)%
Gross profit	601	707	(15)%		646	(7)%
Gross margin %	42.3%	44.4%	(210	)bps	44.5%	(220	)bps
R&D	(309)	(307)	1%		(335)	(8)%
SG&A	(195)	(190)	3%		(199)	(2)%
Other income and expenses	(12)	(8)				(10)
Operating profit	84	203	(59)%		103	(18)%
Operating margin %	5.9%	12.7%	(680	)bps	7.1%	(120	)bps

(1) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Net sales by region

		Combined company historicals(1)
EUR million	Q2’16	Q2’15	YoY change	Q1’16	QoQ change
Asia-Pacific	229	224	2%	238	(4)%
Europe	420	444	(5)%	426	(1)%
Greater China	115	112	3%	89	29%
Latin America	126	140	(10)%	125	1%
Middle East & Africa	88	143	(38)%	101	(13)%
North America	444	530	(16)%	474	(6)%
Total	1 421	1 593	(11)%	1 452	(2)%

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

IP Networks and Applications net sales decreased 11% year-on-year and 2% sequentially. On a constant currency basis, IP Networks and Applications net sales would have decreased 8% year-on-year and 1% sequentially.

Year-on-year discussion

The year-on-year decrease in IP Networks and Applications net sales in the second quarter 2016 was due to both IP/Optical Networks and Applications & Analytics.

The decrease in IP/Optical Networks net sales was due to both IP routing and optical networks. Slightly less than half of the overall year-on-year net sales decrease in IP routing was attributable to lower resale of third party IP routers, particularly in Europe. In addition, IP routing decreased in North America due to lower spending by Tier 1 customers, partially offset by higher spending by Tier 1 customers in Greater China and Asia-Pacific. In the second quarter of 2016, optical networks was adversely affected by the timing of projects primarily in Middle East & Africa.

The decrease in Applications & Analytics net sales was due to declines across all business lines, and was affected by the timing of large projects in North America.

Sequential discussion

The sequential decrease in IP Networks and Applications net sales in the second quarter 2016 was primarily due to Applications & Analytics and, to a lesser extent, the negative impact related to a customer in Latin America undergoing judicial recovery.

The slight decrease in IP/Optical Networks net sales was due to both IP routing and optical networks. Excluding only the negative impact from lower resale of third party IP routers, net sales in IP routing would have grown slightly on a sequential basis. Excluding only the negative impact related to a customer in Latin America undergoing judicial recovery, net sales in IP/Optical Networks would have been approximately flat.

The decrease in Applications & Analytics net sales was primarily due to declines across all business lines, with the exception of services, and was affected by the timing of large projects in North America.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the second quarter 2016, IP Networks and Applications operating profit decreased primarily due to lower gross profit.

The decrease in IP Networks and Applications gross profit was primarily due to Applications & Analytics and, to a lesser extent, IP/Optical Networks. The decrease in gross profit in Applications & Analytics was due to lower net sales and lower gross margin, both of which were primarily related to lower volumes in North America. The decrease in gross profit in IP/Optical Networks was primarily due to lower net sales.

Sequential discussion

On a sequential basis, in the second quarter 2016, IP Networks and Applications operating profit decreased primarily due to lower gross profit, partially offset by lower R&D expenses. Excluding the negative impact related to a customer in Latin America undergoing judicial recovery, operating profit in IP Networks and Applications would have been approximately flat.

The decrease in IP Networks and Applications gross profit was primarily due to Applications & Analytics and, to a lesser extent, IP/Optical Networks. The decrease in gross profit in Applications & Analytics was due to lower gross margin and lower net sales, primarily related to lower volumes in North America. The decrease in gross profit in IP/Optical Networks was due to lower gross margin and lower net sales. Excluding the negative impact related to a customer in Latin America undergoing judicial recovery, gross profit in IP/Optical Networks would have been approximately flat.

The decrease in IP Networks and Applications R&D expenses was due to IP/Optical Networks and, to a lesser extent, Applications & Analytics. The decrease in IP/Optical Networks R&D expenses was due to both IP routing and optical networks.

Nokia Technologies

Operational highlights

Licensing	Digital Media and Digital Health

Announced the expansion of the patent cross license agreement with Samsung on July 13, 2016 to cover certain additional patent portfolios, reinforcing Nokia’s leadership in technologies for the programmable world. With this, Nokia expects a positive impact to Nokia Technologies starting from the third quarter of 2016.
Announced plans that will see the Nokia brand return to the mobile phone and tablet markets on a global basis. Under the agreement Nokia Technologies will grant HMD global Oy (HMD), a newly founded company based in Finland, an exclusive global license, to create Nokia-branded mobile phones and tablets for the next ten years. Nokia Technologies will receive royalty payments from HMD for sales of Nokia-branded mobile products, covering both brand and intellectual property rights.

Announced a multi-year agreement with The Walt Disney Studios, designed to support the creation of virtual reality (VR) experiences to complement Disney’s theatrical releases. Nokia Technologies will provide its OZO virtual reality camera and associated software to give Disney marketers and filmmakers the tools they need to create engaging VR content.
Closed the acquisition of Withings S.A., a leader in the connected health area, on May 31, 2016.
Announced the global launch of the Withings Body Cardio, redefining the connected scale category. Using Pulse Wave Velocity (PWV) measurements, previously unseen in home scales, Body Cardio is the most comprehensive scale on the market.

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. The figures presented are as reported to the management by the segments. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level. For more information on the combined company historicals and segment accounting policies, please refer to note 1, “Basis of preparation” and note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)
EUR million	Q2’16	Q2’15	YoY change		Q1’16	QoQ change
Net sales - constant currency			(11)%			(2)%
Net sales	194	219	(11)%		198	(2)%
Gross profit	187	217	(14)%		195	(4)%
Gross margin %	96.4%	99.1%	(270	)bps	98.5%	(210	)bps
R&D	(57)	(70)	(19)%		(58)	(2)%
SG&A	(39)	(28)	39%		(32)	22%
Other income and expenses	(2)	0			0
Operating profit	89	120	(26)%		106	(16)%
Operating margin %	45.9%	54.6%	(870	)bps	53.5%	(760	)bps

(1) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

In Q2 2016, Nokia Technologies net sales decreased 11% year-on-year and 2% sequentially, on a reported, as well as constant currency, basis.

Year-on-year discussion

The year-on-year decrease in Nokia Technologies net sales in the second quarter 2016 was primarily due to the absence of non-recurring net sales and an IPR divestment, both of which benefitted the second quarter 2015. Excluding these non-recurring items, Nokia Technologies net sales would have grown by approximately 10% year-on-year, primarily due to higher intellectual property licensing income from existing licensees and, to a lesser extent, the net sales resulting from the acquisition of Withings S.A., which closed on May 31, 2016. This was partially offset by lower licensing income from certain existing licensees that experienced decreases in handset sales.

Sequential discussion

The sequential decrease in Nokia Technologies net sales in the second quarter 2016 was primarily due to lower licensing income from certain existing licensees that experienced decreases in handset sales, partially offset by the net sales resulting from the acquisition of Withings S.A., which closed on May 31, 2016.

Operating profit

Year-on-year discussion

The year-on-year decrease in Nokia Technologies operating profit was primarily due to lower gross profit and, to a lesser extent, higher SG&A expenses, partially offset by lower R&D expenses.

The decrease in Nokia Technologies gross profit was primarily due to lower net sales and, to a lesser extent, higher cost of sales related to digital health and digital media.

The decrease in Nokia Technologies R&D expenses was primarily due to the focusing of general research investments towards more specific opportunities and lower patent portfolio costs, partially offset by higher investments in the areas of digital media and digital health.

The increase in Nokia Technologies SG&A expenses was primarily due to the ramp-up of new businesses and higher business support costs.

Sequential discussion

The sequential decrease in Nokia Technologies operating profit was primarily due to lower gross profit and higher SG&A expenses.

The decrease in Nokia Technologies gross profit was primarily due to lower net sales and, to a lesser extent, higher cost of sales related to digital health and digital media.

The increase in Nokia Technologies SG&A expenses was primarily due to the ramp-up of digital media.

Group Common and Other

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. The figures presented are as reported to the management by the segments. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level. For more information on the combined company historicals and segment accounting policies, please refer to note 1, “Basis of preparation” and note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)
EUR million	Q2’16	Q2’15	YoY change		Q1’16	QoQ change
Net sales - constant currency			3%			16%
Net sales	271	254	7%		236	15%
Gross profit	61	43	42%		26	135%
Gross margin %	22.5%	16.9%	560	bps	11.0%	1 150	bps
R&D	(66)	(73)	(10)%		(73)	(10)%
SG&A	(56)	(61)	(8)%		(55)	2%
Other income and expenses	(7)	110				3
Operating loss	(68)	18				(99)
Operating margin %	(25.1)%	7.1%	(3 220	)bps	(41.9)%	1 680	bps

(1) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

Group Common and Other net sales increased 7% year-on-year and 15% sequentially. On a constant currency basis, Group Common and Other net sales would have increased 3% year-on-year and 16% sequentially.

Year-on-year discussion

The year-on-year increase in Group Common and Other net sales in the second quarter 2016 was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems.

Sequential discussion

The sequential increase in Group Common and Other net sales in the second quarter 2016 was due to both Radio Frequency Systems and Alcatel Submarine Networks.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the second quarter 2016, Group Common and Other had an operating loss, compared to an operating profit in the year-ago quarter. The change was primarily due to a net negative fluctuation in other income and expenses, partially offset by higher gross profit.

The increase in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems.

Group Common and Other other income and expenses was an expense of EUR 7 million in the second quarter 2016, compared to an income of EUR 110 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to the absence of realized gains and losses related to certain of Nokia’s investments made through its venture funds.

Sequential discussion

On a sequential basis, in the second quarter 2016, Group Common and Other operating loss decreased primarily due to higher gross profit, partially offset by a net negative fluctuation in other income and expenses.

The increase in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks and Radio Frequency Systems.

Group Common and Other other income and expenses was an expense of EUR 7 million in the second quarter 2016, compared to an income of EUR 3 million in the first quarter 2016. On a sequential basis, the change was primarily due to absence of realized gains and losses related to certain of Nokia’s investments made through its venture funds.

Cash and cash flow

Nokia change in net cash and other liquid assets (EUR billion)

		Nokia standalone historicals(2)
EUR million, at end of period	Q2’16	Q2’15	YoY change	Q1’16	QoQ change
Total cash and other liquid assets	10 987	6 618	66%	12 486	(12)%
Net cash and other liquid assets(1)	7 077	3 830	85%	8 246	(14)%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents (bank and cash as well as available-for-sale investments, cash equivalents), available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 15, “Notes to the consolidated statement of cash flows”, in the notes to the financial statements attached to this report.

(2) Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

In the second quarter 2016, Nokia’s total cash and other liquid assets decreased by EUR 1 499 million and Nokia’s net cash and other liquid assets decreased by EUR 1 169 million. Nokia’s total cash and other liquid assets decreased EUR 330 million more than Nokia’s net cash and other liquid assets, primarily due to the acquisition of Alcatel-Lucent convertible bonds, which resulted in a decrease in both Nokia’s total cash and other liquid assets and interest-bearing liabilities for the debt portion, however no change in net cash.

Foreign exchange rates had an approximately EUR 90 million negative impact on net cash.

On a sequential basis, net cash and other liquid assets were affected by the following factors:

In the second quarter 2016, Nokia’s net cash from operating activities was approximately negative EUR 620 million:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 394 million in the second quarter 2016.

•             Total cash outflows related to working capital were approximately EUR 890 million.

•                  Nokia had approximately EUR 80 million of restructuring and associated cash outflows in the second quarter 2016, primarily related to previous cost savings programs. Excluding this, net working capital generated a decrease in net cash of approximately EUR 810 million, primarily due to a decrease in short-term liabilities and an increase in inventories, partially offset by decrease in receivables.

•                  The cash outflows related to the decrease in short-term liabilities of approximately EUR 930 million were primarily due to the payment on incentives related to Alcatel-Lucent’s and Nokia’s strong business performance in 2015.

•                  The cash outflows related to the increase in inventories were approximately EUR 100 million, consistent with seasonality.

•                  The cash inflows related to the decrease in receivables were approximately EUR 220 million, consistent with seasonality.

•                  Excluding the payment of incentives related to 2015 and restructuring and associated cash outflows, net working capital would have been approximately flat on a sequential basis.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 120 million.

In the second quarter 2016, Nokia’s net cash outflows from investing activities primarily related to decreases in net cash of approximately EUR 190 million due to the acquisition of businesses and approximately EUR 100 million due to capital expenditures.

In the second quarter 2016, Nokia’s net cash outflows from financing activities primarily related to a decrease in net cash of approximately EUR 140 million related to the purchase of Alcatel-Lucent shares and the equity component of the purchased Alcatel-Lucent convertible bonds.

On June 16, 2016, Nokia’s Annual General Meeting (“AGM”) resolved to distribute an ordinary dividend of EUR 0.16 per share for financial year 2015. In addition the AGM resolved to distribute a special dividend of EUR 0.10 per share. The dividends approved on June 16, 2016 were not paid in the second quarter 2016, but instead were paid during July 2016.

Nokia’s year to date performance

Financial highlights(1)

The following discussion is of Nokia’s reported results for January-June 2016 which comprise the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on the reportable segments, please refer to note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report. Comparisons are given to January-June 2015 Nokia standalone historicals, which have been recast to reflect Nokia’s updated segment reporting structure, unless otherwise indicated.

		Nokia standalone historicals(2)
EUR million (except EPS in EUR)	Q1-Q2’16	Q1-Q2’15	YoY change
Net sales - constant currency			89%
Net sales(3)	11 082	5 854	89%
Nokia’s Networks business	10 409	5 400	93%
Ultra Broadband Networks	7 535	4 795	57%
IP Networks and Applications	2 873	605	375%
Nokia Technologies	391	461	(15)%
Group Common and Other	507	0
Non-IFRS exclusions	(197)	0
Eliminations	(28)	(8)
Gross profit	3 582	2 527	42%
Gross margin %	32.3%	43.2%	(1 090	)bps
Operating (loss)/profit	(1 472)	721
Nokia’s Networks business	649	442	47%
Ultra Broadband Networks	462	445	4%
IP Networks and Applications	187	(3)
Nokia Technologies	195	294	(34)%
Group Common and Other	(167)	8
Non-IFRS exclusions	(2 149)	(24)
Operating margin %	(13.3)%	12.3%	(2 560	)bps
Share of results from associated companies	4	14	(71)%
Financial income and expenses, net	(135)	(57)
Taxes	265	(171)
(Loss)/Profit	(1 338)	507
(Loss)/Profit attributable to the shareholders of the parent	(1 195)	505
Non-controlling interests	(143)	2
EPS, EUR diluted	(0.21)	0.13

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

(3)Deferred revenue related to the acquisition of Alcatel-Lucent of EUR 197 million in January-June 2016. This purchase price accounting adjustment is made on the deferred revenue in Reported net sales, but not in the non-IFRS net sales, as non-IFRS excludes all purchase price accounting related items.

Financial discussion

Net sales

In the first six months of 2016, Nokia net sales increased 89% year-on-year on a reported, as well as constant currency, basis.

The year-on-year increase in Nokia net sales in the first six months of 2016 was primarily due to growth in Nokia’s Networks business and Group Common and Other, primarily related to the acquisition of Alcatel-Lucent, partially offset by a decline in Nokia Technologies, as well as non-IFRS exclusions.

Operating profit

In the first six months of 2016, Nokia generated an operating loss, compared to an operating profit in the year-ago period, primarily due to higher R&D expenses and SG&A expenses and a net negative fluctuation in other income and expenses, partially offset by higher gross profit.

The increase in gross profit was primarily due to Nokia’s Networks business, partially offset by non-IFRS exclusions related to valuation of deferred revenue and inventory, which related to the acquisition of Alcatel-Lucent.

The increase in R&D expenses was primarily due to Nokia’s Networks business and non-IFRS exclusions related to amortization of intangible assets, which related primarily to the acquisition of Alcatel-Lucent.

The increase in SG&A expenses was primarily due to Nokia’s Networks business and non-IFRS exclusions related to transaction and integration related costs, as well as amortization of intangible assets, all of which related primarily to the acquisition of Alcatel-Lucent.

Nokia’s other income and expenses was an expense of EUR 683 million in the first six months of 2016, compared to an income of EUR 95 million in the year-ago period. The change was primarily related to non-IFRS exclusions attributable to higher restructuring and associated charges and, to a lesser the extent, the absence of realized gains and losses related to certain of Nokia’s investments made through its venture funds.

(Loss)/profit attributable to the shareholders of the parent

In the first six months of 2016, Nokia generated a loss attributable to the shareholders of the parent, compared to a profit in the year-ago period, primarily due to the operating loss in the current period, compared to an operating profit in the year-ago period, and a net negative fluctuation in financial income and expenses, both of which related primarily to the acquisition of Alcatel-Lucent. This was partially offset by an income tax benefit, resulting from the acquisition of Alcatel-Lucent, compared to an income tax expense in the year-ago-period. In addition, non-controlling interests were higher as a result of the acquisition of Alcatel-Lucent.

The net negative fluctuation in financial income and expenses in the first six months of 2016 was primarily due to higher interest expenses and non-IFRS exclusions related to the early redemption of Alcatel-Lucent high yield bonds and, to a lesser extent, a non-cash impairment of a financial asset. This was partially offset by realized gains and losses related to certain of Nokia’s investments made through its venture funds.

The income tax benefit was primarily related to non-IFRS exclusions.

As a result of the Alcatel-Lucent acquisition, non-controlling interests grew, and a smaller proportion of the reported loss was attributable to the shareholders of the parent. The non-controlling interests relate primarily to Alcatel-Lucent Shanghai Bell and the remaining minority shareholders of Alcatel-Lucent.

Descriptions of non-IFRS exclusions in the first six months of 2016

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to this report.

		Nokia standalone historicals(1)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Net sales	(197)	0
Gross profit	(825)	35
R&D	(319)	(20)
SG&A	(378)	(38)
Other income and expenses	(627)	0
Operating profit/(loss)	(2 149)	(24)
Financial income and expenses, net	(39)	0
Taxes	540	11
(Loss)/Profit	(1 648)	(12)
(Loss)/Profit attributable to the shareholders of the parent	(1 541)	(12)
Non-controlling interests	(107)	0

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales

In the first six months of 2016, non-IFRS exclusions in net sales amounted to EUR 197 million, and related to purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Operating profit

In the first six months of 2016, non-IFRS exclusions in operating profit amounted to EUR 2 149 million, and were attributable to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the first six months of 2016, non-IFRS exclusions in gross profit amounted to EUR 825 million, and primarily related to the increased valuation of inventory that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition. This increased valuation resulted in non-recurring higher cost of sales and lower gross profit, when the inventory was sold. In addition, the non-IFRS exclusions from gross profit included product portfolio integration related costs resulting from the acquisition of Alcatel-Lucent.

In the first six months of 2016, non-IFRS exclusions in R&D expenses amounted to EUR 319 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent.

In the first six months of 2016, non-IFRS exclusions in SG&A expenses amounted to EUR 378 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent transaction, as well as integration related costs.

In the first six months of 2016, non-IFRS exclusions in other income and expenses amounted to an expense of EUR 627 million, and primarily related to EUR 619 million of restructuring and associated charges.

Profit attributable to the shareholders of the parent

In the first six months of 2016, non-IFRS exclusions in profit attributable to the shareholders of the parent amounted to EUR 1 541 million, and was primarily related to the non-IFRS exclusions in operating profit. In addition, non-IFRS exclusions affected financial income and expenses and income taxes as follows:

In the first six months of 2016, non-IFRS exclusions in financial income and expenses amounted to an expense of EUR 39 million, and primarily related to the early redemption of the Alcatel-Lucent 2017 and 2020 high yield bonds in February 2016.

In the first six months of 2016, non-IFRS exclusions in income taxes amounted to a benefit of EUR 540 million, and related to non-IFRS exclusions, which resulted in a lower profit before tax.

Nokia’s Networks business

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Net sales - constant currency			93%
Net sales	10 409	5 400	93%
Gross profit	3 938	2 035	94%
Gross margin %	37.8%	37.7%	10	bps
R&D	(1 877)	(882)	113%
SG&A	(1 363)	(708)	93%
Other income and expenses	(50)	(2)
Operating profit	649	442	47%
Operating margin %	6.2%	8.2%	(200	)bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales by region

		Nokia standalone historicals(1)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Asia-Pacific	2 064	1 642	26%
Europe	2 409	1 320	83%
Greater China	1 245	741	68%
Latin America	694	436	59%
Middle East & Africa	805	524	54%
North America	3 191	738	332%
Total	10 409	5 400	93%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales by segment

In the first six months of 2016, Nokia’s Networks business net sales increased 93% year-on-year on a reported, as well as constant currency, basis.

The year-on-year increase in Nokia’s Networks business net sales in the first six months of 2016 was primarily driven by growth in both Ultra Broadband Networks and IP Networks and Applications, primarily related to the acquisition of Alcatel-Lucent.

On a regional basis, in the first six months of 2016, Nokia’s Networks business net sales increased across all regions, with particularly strong growth in North America and Europe, primarily due to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first six months of 2016, Nokia’s Networks business operating profit increased primarily due to higher gross profit, partially offset by higher R&D expenses and SG&A expenses and, to a lesser extent, a net negative fluctuation in other income and expenses.

The higher gross profit was due to both IP Networks and Applications and Ultra Broadband Networks, primarily related to the acquisition of Alcatel-Lucent.

The higher R&D expenses was due to both IP Networks and Applications and Ultra Broadband Networks, primarily related to the acquisition of Alcatel-Lucent.

The higher SG&A expenses was due to both Ultra Broadband Networks and IP Networks and Applications, primarily related to the acquisition of Alcatel-Lucent.

Nokia’s Networks business other income and expenses was an expense of EUR 50 million in the first six months of 2016, compared to an expense of EUR 2 million in the year-ago period. On a year-on-year basis, the change was due to both Ultra Broadband Networks and IP Networks and Applications, primarily related to certain provisions which were recorded due to the risk of asset impairment.

Ultra Broadband Networks

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Net sales - constant currency			57%
Net sales	7 535	4 795	57%
Mobile Networks	6 300	4 724	33%
Fixed Networks	1 235	71	1 639%
Gross profit	2 691	1 763	53%
Gross margin %	35.7%	36.8%	(110	)bps
R&D	(1 232)	(743)	66%
SG&A	(969)	(572)	69%
Other income and expenses	(28)	(2)
Operating profit	462	445	4%
Operating margin %	6.1%	9.3%	(320	)bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales by region

		Nokia standalone historicals(1)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Asia-Pacific	1 597	1 477	8%
Europe	1 564	1 157	35%
Greater China	1 042	641	63%
Latin America	443	383	16%
Middle East & Africa	616	472	31%
North America	2 273	668	240%
Total	7 535	4 795	57%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

In the first six months of 2016, Ultra Broadband net sales increased 57% year-on-year on a reported, as well as constant currency, basis.

The year-on-year increase in Ultra Broadband Networks net sales in the first six months of 2016 was due to both Mobile Networks and Fixed Networks, primarily related to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first six months of 2016, Ultra Broadband Networks operating profit increased, primarily due to higher gross profit, partially offset by higher R&D and SG&A expenses and, to a lesser extent, a net negative fluctuation in other income and expenses.

The increases in Ultra Broadband Networks gross profit, R&D expenses and SG&A expenses were all primarily due to the acquisition of Alcatel-Lucent.

Ultra Broadband Networks other income and expenses was an expense of EUR 28 million in the first six months of 2016, compared to an expense of EUR 2 million in the year-ago period.

IP Networks and Applications

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Net sales - constant currency			373%
Net sales	2 873	605	375%
IP/Optical Networks	2 181	240	809%
IP Routing	1 430	240	496%
Optical Networks	752	0
Applications & Analytics	692	365	90%
Gross profit	1 247	272	358%
Gross margin %	43.4%	45.0%	(160	)bps
R&D	(644)	(139)	363%
SG&A	(394)	(136)	190%
Other income and expenses	(22)	(1)
Operating profit/(loss)	187	(3)
Operating margin %	6.5%	(0.5)%	700	bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales by region

		Nokia standalone historicals(1)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Asia-Pacific	467	165	183%
Europe	846	164	416%
Greater China	203	100	103%
Latin America	251	53	374%
Middle East & Africa	189	52	263%
North America	918	71	1 193%
Total	2 873	605	375%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

IP Networks and Applications net sales increased 375% year-on-year in the first six months of 2016. On a constant currency basis, IP Networks and Applications net sales would have increased 373% year-on-year.

The year-on-year increase in IP Networks and Applications net sales in the first six months of 2016 was primarily due to IP/Optical Networks and, to a lesser extent, Applications & Analytics, primarily related to the acquisition of Alcatel-Lucent.

Operating profit

In the first six months of 2016, IP Networks and Applications generated an operating profit compared to an operating loss in the year-ago period, primarily due to higher gross profit, partially offset by higher R&D and SG&A expenses and, to a lesser extent, a net negative fluctuation in other income and expenses.

The increases in IP Networks and Applications gross profit, R&D expenses and SG&A expenses were all primarily due to the acquisition of Alcatel-Lucent.

IP Networks and Applications other income and expenses was an expense of EUR 22 million in the first six months of 2016, compared to an expense of EUR 1 million in the year-ago period.

Nokia Technologies

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Net sales - constant currency			(15)%
Net sales	391	461	(15)%
Gross profit	382	457	(16)%
Gross margin %	97.7%	99.1%	(140	)bps
R&D	(114)	(115)	(1)%
SG&A	(71)	(49)	45%
Other income and expenses	(2)	0
Operating profit	195	294	(34)%
Operating margin %	49.9%	63.8%	(1 390	)bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

In the first six months of 2016, Nokia Technologies net sales decreased 15% year-on-year on a reported, as well as constant currency, basis.

The year-on-year decrease in Nokia Technologies net sales in the first six months of 2016 was primarily due to the absence of non-recurring adjustments to accrued net sales from existing and new agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divested in the first six months of 2015, as well as lower licensing income from certain existing licensees that experienced decreases in handset sales. This was partially offset by higher intellectual property licensing income from existing and new licensees.

Operating profit

The year-on-year decrease in Nokia Technologies operating profit for the first six months of 2016 was primarily due to lower gross profit and, to a lesser extent, higher SG&A expenses.

The flat R&D expenses in Nokia Technologies was primarily due to the focusing of general research investments towards more specific opportunities, offset by higher expenses related to licensing and patenting the Bell Labs patent portfolio, primarily related to the acquisition of Alcatel-Lucent, as well as higher investments in the areas of digital media and digital health.

The increase in Nokia Technologies SG&A expenses was primarily due to the ramp-up of new businesses and higher business support costs.

Group Common and Other

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q2’16	Q1-Q2’15	YoY change
Net sales - constant currency
Net sales	507	0
Gross profit	86	0
Gross margin %	17.0%	0.0%	1 700	bps
R&D	(139)	(41)	239%
SG&A	(111)	(47)	136%
Other income and expenses	(4)	97
Operating (loss)/profit	(167)	8
Operating margin %	(32.9)%

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

Group Common and Other net sales increased to EUR 507 million in the first six months of 2016, compared to approximately zero in the year-ago period.

The year-on-year increase in Group Common and Other net sales in the first six months of 2016 was primarily due Alcatel Submarine Networks and Radio Frequency Systems net sales, related to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first six months of 2016, Group Common and Other operating loss increased, primarily due to a net negative fluctuation in other income and expenses, higher R&D and SG&A expenses, partially offset by higher gross profit.

The increase in Group Common and Other gross profit was primarily due to higher gross profit in Alcatel Submarine Networks and Radio Frequency Systems, related to the acquisition of Alcatel-Lucent.

Group Common and Other R&D expenses increased on a year-on-year basis, primarily due to Bell Labs, related to the acquisition of Alcatel-Lucent.

The increase in Group Common and Other SG&A expenses was primarily due higher central function costs, related to the acquisition of Alcatel-Lucent.

Group Common and Other other income and expenses was an expense of EUR 4 million in the first six months of 2016, compared to an income of EUR 97 million in the year-ago period. On a year-on-year basis, the change was primarily due to the absence of realized gains and losses related to certain of Nokia’s investments made through its venture funds and, to a lesser extent, the non-cash impairment of a financial asset.

Cash and cash flow

Nokia change in net cash and other liquid assets

		Nokia standalone historicals(2)
EUR million, at end of period(1)	Q2’16	Q4’15	YTD change
Total cash and other liquid assets	10 987	9 849	12%
Net cash and other liquid assets	7 077	7 775	(9)%

(1)Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents (bank and cash as well as available-for-sale investments, cash equivalents), available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 15, “Notes to the consolidated statement of cash flows”, in the notes to the financial statements attached to this report.

(2)Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

In the first six months of 2016, Nokia’s total cash and other liquid assets increased by EUR 1 138 million and Nokia’s net cash and other liquid assets decreased by EUR 698 million. Nokia’s total cash and other liquid assets increased EUR 1 840 million more than Nokia’s net cash and other liquid assets, primarily due to the acquisition of Alcatel-Lucent, partially offset by the redemption of Alcatel Lucent notes and convertible bonds.

Foreign exchange rates had an approximately EUR 20 million positive impact on net cash.

Compared to the end of 2015, net cash and other liquid assets were affected by the following factors:

In the first six months of 2016, Nokia’s net cash from operating activities was negative EUR 2.2 billion:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 692 million in the first six months of 2016.

•             Total cash outflows related to working capital of approximately EUR 2.5 billion.

•                  Nokia had approximately EUR 270 million of restructuring and associated cash outflows in the first six months of 2016, primarily related to previous cost savings programs. Excluding this, net working capital generated a decrease in net cash of approximately EUR 2.2 billion, primarily due to a decrease in short-term liabilities and an increase in inventories, partially offset by increase in net cash related to a decrease in receivables.

•                  The cash outflows related to short-term liabilities were approximately EUR 2.1 billion, primarily due to the payment of incentives related to Alcatel-Lucent’s and Nokia’s strong business performance in 2015, a decline in accounts payable of approximately EUR 660 million (of which approximately EUR 350 million related to our actions to harmonize working capital processes and practices, particularly in the area of payables, and approximately EUR 310 million related to seasonality) and the termination of Alcatel-Lucent’s license agreement with Qualcomm which resulted in approximately EUR 280 million of cash outflows.

•                  The cash outflows related to the increase in inventories were approximately EUR 320 million, consistent with seasonality.

•                  The cash inflows related to the decrease in receivables were approximately EUR 190 million, primarily due to cash inflows related to a seasonal decline in receivables and cash inflows related to the catch-up payment from the Samsung arbitration award, announced on February 1, 2016. This was partially offset by an increase in receivables resulting from the approximately EUR 1.0 billion reduction in the sale of receivables (debt-like items), in accordance with our Capital Structure Optimization Program.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 250 million and cash outflows related to net interest were approximately EUR 160 million.

In the first six months of 2016, Nokia’s net cash inflows from investing activities primarily related to an increase in net cash of approximately EUR 2.0 billion related to the acquired net cash and other liquid assets of Alcatel-Lucent. This was partially offset by decreases of net cash of approximately EUR 190 million due to capital expenditures and approximately EUR 190 million due to acquisition of businesses.

In the first six months of 2016, Nokia’s net cash outflows from financing activities primarily related to a decrease in net cash of approximately EUR 140 million related to the purchase of Alcatel-Lucent shares and the equity component of the purchased Alcatel-Lucent convertible bonds.

On June 16, 2016, Nokia’s AGM resolved to distribute an ordinary dividend of EUR 0.16 per share for financial year 2015. In addition the AGM resolved to distribute a special dividend of EUR 0.10 per share. The dividends approved on June 16, 2016 were not paid in the second quarter 2016, but instead were paid during July 2016.

Shares

The total number of Nokia shares on June 30, 2016, equaled 5 835 536 262. On June 30, 2016, Nokia and its subsidiary companies owned 63 966 553 Nokia shares, representing approximately 1.1% of the total number of Nokia shares and voting rights.

Dividend

On June 16, 2016, Nokia’s AGM resolved to distribute an ordinary dividend of EUR 0.16 per share for financial year 2015. In addition the AGM resolved to distribute a special dividend of EUR 0.10 per share. The dividends approved on June 16, 2016 were not paid in the second quarter 2016, but instead were paid during July 2016.

Financial statements

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q2’16	Q2’15	Q1’16	Q1-Q2’16	Q1-Q2’15	Q2’16	Q2’15	Q1’16	Q1-Q2’16	Q1-Q2’15
Net sales (notes 2, 3, 4)	5 583	2 919	5 499	11 082	5 854	5 676	2 919	5 603	11 279	5 854
Cost of sales	(3 555)	(1 575)	(3 945)	(7 500)	(3 326)	(3 475)	(1 612)	(3 398)	(6 873)	(3 362)
Gross profit (notes 2, 3)	2 028	1 343	1 554	3 582	2 527	2 202	1 306	2 205	4 407	2 492
Research and development expenses	(1 211)	(516)	(1 238)	(2 449)	(1 059)	(1 049)	(503)	(1 081)	(2 130)	(1 039)
Selling, general and administrative expenses	(934)	(448)	(988)	(1 922)	(842)	(780)	(421)	(764)	(1 544)	(804)
Other income and expenses (note 10)	(643)	114	(40)	(683)	95	(41)	114	(15)	(56)	95
Operating (loss)/profit (notes 2, 3)	(760)	493	(712)	(1 472)	721	332	496	345	677	745
Share of results of associated companies and joint ventures (note 13)	2	(5)	2	4	14	2	(5)	2	4	14
Financial income and expenses (note 10)	(32)	(29)	(103)	(135)	(57)	(29)	(29)	(67)	(96)	(57)
(Loss)/profit before tax (note 2)	(791)	459	(813)	(1 604)	678	305	462	280	585	701
Income tax benefit/(expense) (note 9)	65	(121)	200	265	(171)	(135)	(126)	(140)	(275)	(182)
(Loss)/profit from continuing operations (note 2)	(726)	338	(613)	(1 338)	507	171	336	139	310	519
(Loss)/profit attributable to equity holders of the parent	(667)	336	(528)	(1 195)	505	194	334	152	346	517
Non-controlling interests	(58)	2	(85)	(143)	2	(24)	2	(13)	(37)	2
Profit from discontinued operations (note 7)	2	10	15	17	18	0	21	0	0	37
Profit attributable to equity holders of the parent	2	10	15	17	19	0	21	0	0	37
Non-controlling interests	0	0	0	0	0	0	0	0	0	0
(Loss)/profit for the period	(723)	348	(598)	(1 321)	526	170	357	139	310	556
(Loss)/profit attributable to equity holders of the parent	(665)	347	(513)	(1 178)	524	194	355	152	346	554
Non-controlling interests	(58)	2	(85)	(143)	2	(24)	2	(13)	(37)	2
Earnings per share, EUR (for profit/(loss) attributable to the equity holders of the parent)
Basic earnings per share
Continuing operations	(0.12)	0.09	(0.09)	(0.21)	0.14	0.03	0.09	0.03	0.06	0.14
Discontinued operations	0.00	0.00	0.00	0.00	0.01	0.00	0.01	0.00	0.00	0.01
(Loss)/profit for the period	(0.12)	0.10	(0.09)	(0.21)	0.14	0.03	0.10	0.03	0.06	0.15
Diluted earnings per share
Continuing operations	(0.12)	0.09	(0.09)	(0.21)	0.13	0.03	0.09	0.03	0.06	0.14
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.01
(Loss)/profit for the period	(0.12)	0.09	(0.09)	(0.21)	0.14	0.03	0.09	0.03	0.06	0.15
Average number of shares (‘000 shares)
Basic
Continuing operations	5 746 107	3 623 987	5 649 844	5 697 975	3 631 929	5 746 107	3 623 987	5 649 844	5 697 975	3 631 929
Discontinued operations	5 746 107	3 623 987	5 649 844	5 697 975	3 631 929	5 746 107	3 623 987	5 649 844	5 697 975	3 631 929
(Loss)/profit for the period	5 746 107	3 623 987	5 649 844	5 697 975	3 631 929	5 746 107	3 623 987	5 649 844	5 697 975	3 631 929
Diluted
Continuing operations	5 771 511	3 945 989	5 668 917	5 715 563	3 952 185	5 759 476	3 945 989	5 668 917	5 726 180	3 952 185
Discontinued operations	5 771 511	3 945 989	5 668 917	5 715 563	3 952 185	5 759 476	3 945 989	5 668 917	5 726 180	3 952 185
(Loss)/profit for the period	5 771 511	3 945 989	5 668 917	5 715 563	3 952 185	5 759 476	3 945 989	5 668 917	5 726 180	3 952 185
Interest expense, net of tax, on convertible bonds	0	(11)	0	0	(22)	0	(11)	0	0	(22)
From continuing operations:
Depreciation and amortization (notes 2, 3)	(411)	(71)	(406)	(817)	(139)	(162)	(51)	(136)	(298)	(101)
Share-based payment (note 2)	29	15	20	49	29	29	15	20	49	29

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported
EUR million	Q2’16	Q2’15	Q1’16	Q1-Q2’16	Q1-Q2’15

(Loss)/Profit for the period	(723)	348	(598)	(1 321)	526

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	92	167	(465)	(373)	104
Income tax related to items that will not be reclassified to profit or loss	(59)	(48)	159	100	(29)
Items that may be reclassified subsequently to profit or loss:
Translation differences	313	(264)	(679)	(366)	427
Net investment hedges	(28)	77	47	19	(161)
Cash flow hedges	(39)	83	23	(16)	3
Available-for-sale investments (note 10)	(48)	(86)	(61)	(109)	71
Other (decrease)/increase, net	(2)	3	1	(1)	2
Income tax related to items that may be reclassified subsequently to profit or loss	16	(30)	(11)	5	31

Other comprehensive income/(expense), net of tax	245	(98)	(986)	(741)	448

Total comprehensive (expense)/income	(478)	250	(1 584)	(2 062)	974

Attributable to:
Equity holders of the parent	(445)	251	(1 414)	(1 859)	968
Non-controlling interests	(33)	(1)	(170)	(203)	6
	(478)	250	(1 584)	(2 062)	974

Attributable to equity holders of the parent:
Continuing operations	(447)	358	(1 429)	(1 876)	750
Discontinued operations (note 7)	2	(107)	15	17	218
	(445)	251	(1 414)	(1 859)	968

Attributable to non-controlling interest:
Continuing operations	(33)	(1)	(170)	(203)	6
Discontinued operations (note 7)	0	0	0	0	0
	(33)	(1)	(170)	(203)	6

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	June 30, 2016	June 30, 2015	December 31, 2015
ASSETS
Goodwill	5 407	2 783	237
Other intangible assets	5 668	341	323
Property, plant and equipment	1 964	786	695
Investments in associated companies and joint ventures	100	69	84
Available-for-sale investments (note 10)	1 055	1 018	1 004
Deferred tax assets (note 9)	5 480	2 721	2 634
Other non-current financial assets (note 10)	178	48	49
Defined benefit pension assets (note 8)	3 090	29	25
Other non-current assets	319	43	51
Non-current assets	23 261	7 837	5 102
Inventories	2 828	1 368	1 014
Accounts receivable, net of allowances for doubtful accounts (note 10)	6 622	3 602	3 913
Prepaid expenses and accrued income	1 466	944	749
Social security, VAT and other indirect taxes	670	268	258
Divestment related receivables	130	164	160
Other	665	511	331
Current income tax assets	299	200	171
Other financial assets (note 10)	244	123	128
Investments at fair value through profit and loss, liquid assets (note 10)	747	570	687
Available-for-sale investments, liquid assets (note 10)	1 791	2 065	2 167
Cash and cash equivalents (note 10)	8 449	3 983	6 995
Current assets	22 447	12 855	15 824
Assets held for sale	53	0	0
Total assets	45 761	20 693	20 926

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

	June 30, 2016	June 30, 2015	December 31, 2015
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	381	401	380
Treasury shares at cost	(704)	(731)	(718)
Translation differences	(17)	1 395	292
Fair value and other reserves	(181)	168	204
Reserve for invested non-restricted equity	15 771	3 081	3 820
Retained earnings	3 468	4 359	6 279
Capital and reserves attributable to equity holders of the parent	18 964	8 919	10 502
Non-controlling interests	1 259	59	21
Total equity	20 223	8 979	10 523
Long-term interest-bearing liabilities (notes 10, 14)	3 593	2 685	2 023
Deferred tax liabilities (note 9)	553	75	62
Defined benefit pension and post-retirement liabilities (note 8)	5 410	426	423
Deferred revenue and other long-term liabilities	1 458	1 575	1 254
Advance payments and deferred revenue	1 157	1 479	1 235
Other (note 10)	301	96	20
Provisions (note 11)	531	259	250
Non-current liabilities	11 545	5 019	4 011
Short-term interest bearing liabilities (notes 10, 14)	317	103	51
Other financial liabilities (note 10)	296	122	113
Current income tax liabilities	463	484	446
Accounts payable (note 10)	3 492	1 919	1 910
Accrued expenses, deferred revenue and other liabilities	7 822	3 560	3 395
Advance payments and deferred revenue	3 230	2 072	1 857
Salaries, wages and social charges	1 364	750	891
Other	3 228	737	647
Provisions (note 11)	1 601	507	476
Current liabilities	13 992	6 695	6 391
Total shareholders’ equity and liabilities	45 761	20 693	20 926

Interest-bearing liabilities, EUR million	3 910	2 788	2 074
Shareholders’ equity per share, EUR	3.29	2.46	2.67
Number of shares (1 000 shares, shares owned by Group companies are excluded)	5 771 570	3 624 012	3 939 195

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q2’16	Q2’15	Q1’16	Q1-Q2’16	Q1-Q2’15
Cash flow from operating activities
(Loss)/profit for the period	(723)	348	(598)	(1 321)	526
Adjustments, total (note 15)	1 117	182	896	2 013	372
Change in net working capital (note 15)	(892)	(686)	(1 585)	(2 477)	(1 186)
Cash used in operations (note 15)	(498)	(156)	(1 287)	(1 785)	(288)
Interest received	34	20	21	55	38
Interest paid	(30)	(48)	(187)	(217)	(32)
Income taxes, net paid	(122)	(74)	(130)	(252)	(175)
Net cash used in operating activities	(616)	(258)	(1 583)	(2 199)	(457)
Cash flow from investing activities
Acquisition of businesses, including acquired cash	(179)	0	6 155	5 976	(47)
Purchase of current available-for-sale investments, liquid assets	(988)	(1 007)	(905)	(1 893)	(1 842)
Purchase of investments at fair value through profit and loss, liquid assets	0	(59)	0	0	(161)
Purchase of non-current available-for-sale investments	(25)	(26)	(11)	(36)	(46)
Proceeds from/(payment of) other long-term loans receivable	0	0	19	19	(1)
(Payment of)/proceeds from short-term loans receivable	(32)	(9)	(18)	(50)	14
Capital expenditures (note 15)	(104)	(88)	(83)	(187)	(158)
Proceeds from disposal of businesses, net of disposed cash	2	46	(24)	(22)	46
Proceeds from disposal of shares in associated companies	10	0	0	10	0
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	1 627	1 112	971	2 598	1 893
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	0	0	5	5	0
Proceeds from sale of non-current available-for-sale investments	59	51	53	112	54
Proceeds from sale of property, plant and equipment and intangible assets	1	0	2	3	2
Dividends received	0	2	0	0	2
Net cash from/(used in) investing activities	371	22	6 164	6 535	(244)
Cash flow from financing activities
Proceeds from stock option exercises	(4)	0	8	4	0
Purchase of treasury shares	0	(9)	0	0	(173)
Purchase of a subsidiary’s equity instruments	(139)	(25)	0	(139)	(25)
Proceeds from long-term borrowings	0	(1)	0	0	203
Repayment of long-term borrowings	(603)	(22)	(1 922)	(2 525)	(23)
Proceeds from/(payment of) short-term borrowings	80	31	(233)	(153)	8
Dividends paid and other contributions to shareholders	0	(507)	0	0	(512)
Net cash used in financing activities	(666)	(533)	(2 147)	(2 813)	(522)
Foreign exchange adjustment	17	(37)	(86)	(69)	36
Net (decrease)/increase in cash and cash equivalents	(894)	(806)	2 348	1 454	(1 187)
Cash and cash equivalents at beginning of period	9 343	4 789	6 995	6 995	5 170
Cash and cash equivalents at end of period	8 449	3 983	9 343	8 449	3 983

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2015	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	73	0	0	73	0	73
Translation differences	0	0	0	424	0	0	0	424	5	429
Net investment hedges, net of tax	0	0	0	(129)	0	0	0	(129)	0	(129)
Cash flow hedges, net of tax	0	0	0	0	3	0	0	3	0	3
Available-for-sale investments, net of tax (note 10)	0	0	0	0	69	0	0	69	0	69
Other increase, net	0	0	0	0	2	0	2	4	(1)	4
Profit for the period	0	0	0	0	0	0	524	524	2	526
Total comprehensive income	0	0	0	296	146	0	526	968	6	974
Share-based payment	0	21	0	0	0	0	0	21	0	21
Settlement of performance and restricted shares	0	(3)	3	0	0	(2)	0	(1)	0	(1)
Acquisition of treasury shares	0	0	(173)	0	0	0	0	(173)	0	(173)
Cancellation of treasury shares	0	0	427	0	0	0	(427)	0	0	0
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(507)	(507)	(5)	(512)
Convertible bond - equity component	0	(57)	0	0	0	0	57	0	0	0
Total of other equity movements	0	(38)	257	0	0	(1)	(877)	(660)	(5)	(664)
June 30, 2015	246	401	(731)	1 395	168	3 081	4 359	8 919	59	8 979

January 1, 2016	246	380	(718)	292	204	3 820	6 279	10 502	21	10 523
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(264)	0	0	(264)	(11)	(274)
Translation differences	0	0	0	(317)	0	0	0	(317)	(49)	(366)
Net investment hedges, net of tax	0	0	0	15	0	0	0	15	0	15
Cash flow hedges, net of tax	0	0	0	0	(12)	0	0	(12)	0	(12)
Available-for-sale investments, net of tax (note 10)	0	0	0	0	(105)	0	0	(105)	0	(105)
Other increase, net	0	0	0	0	1	0	0	1	0	1
(Loss) for the period	0	0	0	0	0	0	(1 178)	(1 178)	(143)	(1 321)
Total comprehensive income	0	0	0	(302)	(380)	0	(1 178)	(1 859)	(203)	(2 062)
Share-based payment	0	41	0	0	0	0	0	41	0	41
Excess tax benefit on share-based payment	0	(2)	0	0	0	0	0	(2)	0	(2)
Settlement of performance and restricted shares	0	(8)	14	0	0	(10)	0	(4)	0	(4)
Stock options exercise	0	2	0	0	0	2	0	4	0	4
Dividends	0	0	0	0	0	0	(1 501)	(1 501)	(10)	(1 511)
Acquisitions through business combinations	0	0	0	0	0	11 616	0	11 616	1 771	13 387
Equity issuance costs related to acquisitions	0	0	0	0	0	(16)	0	(16)	0	(16)
Acquisition of non-controlling interests	0	0	0	(7)	(5)	359	(171)	176	(321)	(145)
Vested portion of share-based payment awards related to acquisitions	0	6	0	0	0	0	0	6	0	6
Convertible bond - equity component	0	(38)	0	0	0	0	38	0	0	0
Total of other equity movements	0	1	14	(7)	(5)	11 951	(1 634)	10 321	1 441	11 761
June 30, 2016	246	381	(704)	(17)	(181)	15 771	3 468	18 964	1 259	20 223

The notes are an integral part of these consolidated financial statements.

Notes to Financial statements

1. Basis of preparation

The unaudited, consolidated, condensed interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). The condensed interim financial statements should be read in conjunction with the annual financial statements for 2015, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in these interim financial statements as were followed in the annual financial statements for 2015, except as described below in relation to the new segment reporting structure.

These interim financial statements were authorized for issue by management on August 3, 2016.

Non-IFRS measures presented in this document exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons. In the second quarter 2016 certain additional information and disclosure has been included to implement the recent guidance issued by ESMA (European Securities and Markets Authority) on alternative performance measures.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

As of the first quarter 2016, following the acquisition of Alcatel-Lucent on January 4, 2016 (see Note 6 Acquisitions for more details), Nokia has revised its financial reporting structure. We have two businesses: Nokia’s Networks business and Nokia Technologies, and three reportable segments for financial reporting purposes: Ultra Broadband Networks and IP Networks and Applications within Nokia’s Networks business and Nokia Technologies. We also present certain segment data for Group Common and Other as well as discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated. More details regarding the revised financial reporting structure and reportable segments are presented in Note 3 Segment information and eliminations.

Additionally, as a result of the sale of the HERE business on December 4, 2015, and of the transaction where Nokia sold substantially all of its Devices & Services business on April 25, 2014, the HERE and the Devices & Services businesses have been presented as discontinued operations on which we report certain separate information.

The comparative financial information presented in these interim financial statements has been prepared to reflect the financial results of the continuing operations of Nokia as if the new financial reporting structure had been in operation for the full year 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016. These adjustments include also reallocation of items of costs and expenses based on their nature and changes to the definition of the line items in the combined company accounting policies, which affect also numbers presented in these interim financial statements for 2015.

Nokia has engaged in the re-organization and integration of its current business activities in China — including the operations in Alcatel-Lucent Shanghai Bell (“ASB”). ASB is owned by Alcatel-Lucent (50% plus one share) and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”, 50% minus one share). In August 2015, Nokia and China Huaxin signed a memorandum of understanding (“MoU”) confirming their intention to combine Nokia’s telecommunications infrastructure businesses in China (“Nokia China”) and ASB into a new joint venture. As agreed under the MoU, Nokia expects to hold 50% plus one share in the new joint venture, with China Huaxin holding the remaining shares. Fair value compensation would be received for the contribution of relevant assets to the joint venture. The new joint venture is planned to operate under the English name of Nokia Shanghai Bell and would be registered in the China (Shanghai) Pilot Free Trade Zone.

Amendments to IAS 1 and Improvements to IFRSs 2012-2014 cycle

On January 1, 2016, Nokia adopted amendments to multiple IFRS standards, which resulted from the amendments to IAS 1 and the IASB’s annual improvement project for the 2012-2014 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, most visibly through additional guidance on use of judgment in applying materiality in aggregation and disaggregation of line items and more generally in the presentation in the financial statements.

Currency exposures, NOKIA, Continuing Operations, approximately (unaudited)

Nokia standalone historicals
	Q2’16		Q2’15		Q1’16
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~30%	~25%	~30%	~20%	~25%
USD	~50%	~40%	~35%	~30%	~50%	~40%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~20%	~20%	~30%	~30%	~20%	~25%
Total	100%	100%	100%	100%	100%	100%

End of Q2’16 balance sheet rate 1 EUR = 1.11 USD

End of Q2’15 balance sheet rate 1 EUR = 1.12 USD

End of Q1’16 balance sheet rate 1 EUR = 1.14 USD

2. Non-IFRS to reported reconciliation, Continuing Operations (unaudited)

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported
EUR million	Q2’16	Q2’16	Q2’16	Q2’15	Q2’15	Q2’15	Q1-Q2’16	Q1-Q2’16	Q1-Q2’16	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15
Net sales	5 676	(93)	5 583	2 919	0	2 919	11 279	(197)	11 082	5 854	0	5 854
Cost of sales	(3 475)	(81)	(3 555)	(1 612)	37	(1 575)	(6 873)	(628)	(7 500)	(3 362)	36	(3 326)
Gross profit	2 202	(174)	2 028	1 306	37	1 343	4 407	(825)	3 582	2 492	35	2 527
% of net sales	38.8%		36.3%	44.7%		46.0%	39.1%		32.3%	42.6%		43.2%
Research and development expenses	(1 049)	(162)	(1 211)	(503)	(13)	(516)	(2 130)	(319)	(2 449)	(1 039)	(20)	(1 059)
% of net sales	18%		22%	17%		18%	19%		22%	18%		18%
Selling, general and administrative expenses	(780)	(154)	(934)	(421)	(27)	(448)	(1 544)	(378)	(1 922)	(804)	(38)	(842)
% of net sales	14%		17%	14%		15%	14%		17%	14%		14%
Other income and expenses	(41)	(602)	(643)	114	0	114	(56)	(627)	(683)	95	0	95
Operating profit/(loss)	332	(1 092)	(760)	496	(3)	493	677	(2 149)	(1 472)	745	(24)	721
% of net sales	5.8%		(13.6)%	17.0%		16.9%	6.0%		(13.3)%	12.7%		12.3%
Share of results of associated companies and joint ventures	2	0	2	(5)	0	(5)	4	0	4	14	0	14
Financial income and expenses	(29)	(3)	(32)	(29)	0	(29)	(96)	(39)	(135)	(57)	0	(57)
Profit/(loss) before tax	305	(1 096)	(791)	462	(3)	459	585	(2 188)	(1 604)	701	(23)	678
Income tax (expense)/benefit	(135)	200	65	(126)	5	(121)	(275)	540	265	(182)	11	(171)
Profit/(loss) from continuing operations	171	(896)	(726)	336	2	338	310	(1 648)	(1 338)	519	(12)	507
Equity holders of the parent	194	(862)	(667)	334	2	336	346	(1 541)	(1 195)	517	(12)	505
Non-controlling interests	(24)	(34)	(58)	2	0	2	(37)	(107)	(143)	2	0	2
Depreciation and amortization	(162)	(249)	(411)	(51)	(20)	(71)	(298)	(519)	(817)	(101)	(38)	(139)
EBITDA	495	(843)	(348)	542	17	559	978	(1 630)	(652)	859	15	874
Share-based payment	29	0	29	15	0	15	49	0	49	29	0	29

Q2’16		Cost of	Research and development	Selling, general and administrative	Other income and	Operating	Financial income and	Income tax (expense)/	Profit for
EUR million	Net sales	sales	expenses	expenses	expenses	profit	expenses	benefit	the period
Non-IFRS	5 676	(3 475)	(1 049)	(780)	(41)	332	(29)	(135)	171
Working capital related purchase price allocation adjustments	(93)					(93)			(93)
Amortization of acquired intangible assets		(7)	(151)	(96)		(254)			(254)
Transaction and related costs, including integration costs related to Alcatel-Lucent		(75)	(9)	(55)	(7)	(145)			(145)
Restructuring and associated charges			(2)	(3)	(596)	(601)			(601)
Reversals of prior non-IFRS exclusions		1				1			1
Early redemption cost of debt						0	(3)		(3)
Tax impacts of the above non-IFRS exclusions						0		200	200
Total Non-IFRS exclusions	(93)	(81)	(162)	(154)	(602)	(1 092)	(3)	200	(896)
Reported	5 583	(3 555)	(1 211)	(934)	(643)	(760)	(32)	65	(726)

Q2’15		Cost of	Research and development	Selling, general and administrative	Other income and	Operating	Financial income and	Income tax (expense)/	Profit for
EUR million	Net sales	sales	expenses	expenses	expenses	profit	expenses	benefit	the period
Non-IFRS	2 919	(1 612)	(503)	(421)	114	496	(29)	(126)	336
Working capital related purchase price allocation adjustments						0			0
Amortization of acquired intangible assets			(8)	(11)		(20)			(20)
Transaction and related costs, including integration costs related to Alcatel-Lucent				(16)		(16)			(16)
Restructuring and associated charges			(4)			(4)			(4)
Divestment related cost of sales correction		37				37			37
Tax impacts of the above non-IFRS exclusions						0		5	5
Total Non-IFRS exclusions	0	37	(13)	(27)	0	(3)	0	5	2
Reported	2 919	(1 575)	(516)	(448)	114	493	(29)	(121)	338

Q1-Q2’16		Cost of	Research and development	Selling, general and administrative	Other income and	Operating	Financial income and	Income tax (expense)/	Profit for
EUR million	Net sales	sales	expenses	expenses	expenses	profit	expenses	benefit	the period
Non-IFRS	11 279	(6 873)	(2 130)	(1 544)	(56)	677	(96)	(275)	310
Working capital related purchase price allocation adjustments	(197)	(509)				(706)			(706)
Amortization of acquired intangible assets		(8)	(310)	(200)		(517)			(517)
Transaction and related costs, including integration costs related to Alcatel-Lucent		(105)	(10)	(176)	(9)	(300)			(300)
Restructuring and associated charges			(2)	(3)	(619)	(623)			(623)
Shift Plan related costs		(7)				(7)			(7)
Reversals of prior non-IFRS exclusions		1	3			4			4
Early redemption cost of debt						0	(39)		(39)
Tax impacts of the above non-IFRS exclusions						0		540	540
Total Non-IFRS exclusions	(197)	(628)	(319)	(378)	(627)	(2 149)	(39)	540	(1 648)
Reported	11 082	(7 500)	(2 449)	(1 922)	(683)	(1 472)	(135)	265	(1 338)

Q1-Q2’15		Cost of	Research and development	Selling, general and administrative	Other income and	Operating	Financial income and	Income tax (expense)/	Profit for
EUR million	Net sales	sales	expenses	expenses	expenses	profit	expenses	benefit	the period
Non-IFRS	5 854	(3 362)	(1 039)	(804)	95	745	(57)	(182)	519
Working capital related purchase price allocation adjustments						0			0
Amortization of acquired intangible assets		(2)	(16)	(22)		(40)			(40)
Transaction and related costs, including integration costs related to Alcatel-Lucent				(16)		(16)			(16)
Restructuring and associated charges			(4)			(4)			(4)
Divestment related cost of sales correction		37				37			37
Tax impacts of the above non-IFRS exclusions						0		11	11
Total Non-IFRS exclusions	0	36	(20)	(38)	0	(24)	0	11	(12)
Reported	5 854	(3 326)	(1 059)	(842)	95	721	(57)	(171)	507

3. Segment information and eliminations, NOKIA, Continuing Operations (unaudited)

We have two businesses: Nokia’s Networks business and Nokia Technologies, and three reportable segments for financial reporting purposes: Ultra Broadband Networks and IP Networks and Applications within Nokia’s Networks business and Nokia Technologies. We also present certain segment data for Group Common and Other as well as discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated.

We have aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment Ultra Broadband Networks and IP/Optical Networks and Applications & Analytics operating segments to one reportable segment IP Networks and Applications. The aggregated operating segments have similar economic characteristics and have similar products, production processes, distribution methods and customers, as well as operate in a similar regulatory environment.

The chief operating decision maker receives monthly financial information for the Nokia’s operating and reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on operating profit.

Ultra Broadband Networks

Ultra Broadband Networks is composed of the Mobile Networks and Fixed Networks business groups.

The Mobile Networks business group offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware, software and services for telecommunications operators, enterprises and related markets/verticals such as public safety and Internet of Things. The Mobile Networks business group consists of the following:

• Radio Networks, which includes macro radio access network (“RAN”) offerings for mobile data and voice communication using existing 2G, 3G and LTE technology, as well as evolution to the future 5G standard.

• Mobile Networks Global Services, which supports customers with the design, deployment, optimization, operation and maintenance of mobile networks, adding value to customers through the breadth, quality, efficiency and innovation of its services across five business areas: Network Planning & Optimization, Network Implementation, Systems Integration, Managed Services and Care.

• Advanced Mobile Networks Solutions, which creates end-to-end innovative solutions, and is responsible for the portfolios for Internet of Things Connectivity, Public Sector solutions, such as public safety and Microwaves. It is also responsible for Nokia’s award winning Small cells portfolio and unlicensed solutions such as Wi-Fi and MulteFire. The unit is targeting mobile operators as well as vertical businesses.

• Converged Core is the cloud computing powerhouse for Mobile Networks. This group is responsible for a market leading portfolio in the areas of 3G Core, IMS / VoLTE, SDM, Cloud and virtualized software / infrastructure.

The Fixed Networks business group provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. The Fixed Networks business group consists of the following:

• Broadband Access, which consists of advanced copper based solutions such as very high rate digital subscriber line (“VDSL2”), and innovative vectoring technology to reduce cross-talk interference and improve performance. The Fixed Networks business group is also developing fiber to the home solutions, such as Gigabit Passive Optical Networks (“GPON”) and leading in next-generation fiber access technologies like TWDM-PON.

• The Digital Home unit is responsible for development of the broadband network termination equipment located at the users’ premises. The main focus is on devices that enable connectivity of users in fiber based network. Recently, the scope is expanding towards specialized models for businesses and enterprises, including Residential Gateway (RGW) and Internet of Things functions.

• Access Management Solutions provides features required to operate end-to-end fixed networks. The solution also includes value added applications that streamline operations and significantly reduce the operational costs.

• Fixed Networks Services, which is comprised of deployment, maintenance and professional services such as copper and fiber broadband evolution, public switched telephone network transformation, site implementation and outside plant, as well as multi-vendor maintenance.

IP Networks and Applications

IP Networks and Applications is composed of the IP/Optical Networks and Applications & Analytics business groups.

The IP/Optical Networks business group provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. The IP/Optical Networks business group consists of the following:

•    IP Routing, which includes solutions for advanced residential, business and mobile services spanning the IP core, IP edge, Mobile Packet Core and IP/Ethernet metro and access. It also includes Nuage Networks, which makes datacenter and branch network resources as readily consumable and efficient as cloud computing and storage. It also includes Video, which leverages the latest in cloud and streaming technologies to efficiently deliver an exceptional video experience.

•    Optics includes Wavelength Division Multiplexing and wavelength routing, allowing for high data capacity by multiplexing many wavelengths over each fiber and programmability by dynamically routing wavelengths across the network.

The Applications & Analytics business group offers software solutions spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience. The Applications & Analytics business group consists of the following:

•    Customer Experience Management which includes software for multi-channel customer care and connected device management for fixed, mobile and enterprise, including workflows and service assurance.

•    Emerging Businesses, which includes software that spans across communications and collaboration, analytics, security, Cloud and Internet of Things (IoT).

•    Network and services operations software that lets customers manage and automate multivendor networks.

•    Policy and charging software that helps hundreds of service providers around the world generate revenue from innovative service offers and introduce new business models.

•    Application & Analytics Services includes service and consulting expertise that transforms our customers’ network solutions and helps them achieve real value.

Nokia Technologies

The Nokia Technologies business group has two main objectives: To drive growth and renewal in its existing patent licensing business; and to build new businesses for Nokia, based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health.

•    As of the first quarter 2016, the majority of net sales and the related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Bell Labs will be recorded in Nokia Technologies. Each reportable segment will continue to separately record its research and development expenses.

Group Common and Other

Nokia also reports segment-level data for Group Common and Other.

•    As of the first quarter 2016, Group Common and Other includes the Alcatel Submarine Networks and Radio Frequency Systems businesses, both of which are being managed as separate entities. In addition, Group Common and Other includes Bell Labs’ operating expenses, as well as certain corporate-level and centrally-managed operating expenses.

Accounting policies of the segments are the same as those described in note 1, Accounting principles of our Annual Report on Form 20-F for 2015. The Group accounts for inter-segment revenues and transfers as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Q2’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 807	1 421	5 228	194	271	(16)	5 676	(93)	5 583
Cost of sales	(2 454)	(820)	(3 274)	(7)	(210)	16	(3 475)	(81)	(3 555)
Gross profit	1 353	601	1 954	187	61	0	2 202	(174)	2 028
% of net sales	35.5%	42.3%	37.4%	96.4%	22.5%		38.8%		36.3%

Research and development expenses	(616)	(309)	(926)	(57)	(66)	0	(1 049)	(162)	(1 211)
% of net sales	16%	22%	18%	29%	24%		18%		22%

Selling, general and administrative expenses	(490)	(195)	(685)	(39)	(56)	0	(780)	(154)	(934)
% of net sales	13%	14%	13%	20%	21%		14%		17%

Other income and expenses	(19)	(12)	(31)	(2)	(7)	0	(41)	(602)	(643)
Operating profit/(loss)	228	84	312	89	(68)	0	332	(1 092)	(760)
% of net sales	6.0%	5.9%	6.0%	45.9%	(25.1)%		5.8%		(13.6)%
Depreciation and amortization	(112)	(37)	(149)	(10)	(2)	0	(162)	(249)	(411)
Share of results of associated companies and joint ventures	2	0	2	0	0	0	2	0	2
EBITDA	341	121	462	99	(67)	0	495	(843)	(348)

(1) Mobile Networks net sales of EUR 3 185 million, Fixed Networks net sales of EUR 622 million.

(2) IP Routing net sales of EUR 713 million, Optical Networks net sales of EUR 375 million and Applications & Analytics net sales of EUR 333 million.

(3) Includes services net sales of EUR 2 039 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q2’15 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 440	289	2 729	194	0	(4)	2 919	0	2 919
Cost of sales	(1 477)	(139)	(1 615)	(2)	1	4	(1 612)	37	(1 575)
Gross profit	963	150	1 113	193	1	0	1 306	37	1 343
% of net sales	39.5%	51.9%	40.8%	99.5%	0.0%		44.7%		46.0%

Research and development expenses	(360)	(64)	(424)	(57)	(22)	0	(503)	(13)	(516)
% of net sales	15%	22%	16%	29%	0%		17%		18%

Selling, general and administrative expenses	(296)	(69)	(365)	(28)	(29)	0	(421)	(27)	(448)
% of net sales	12%	24%	13%	14%	0%		14%		15%

Other income and expenses	4	2	7	0	107	0	114	0	114
Operating profit	312	19	331	108	57	0	496	(3)	493
% of net sales	12.8%	6.6%	12.1%	55.7%	0.0%		17.0%		16.9%
Depreciation and amortization	(39)	(9)	(48)	(1)	(2)	0	(51)	(20)	(71)
Share of results of associated companies and joint ventures	(5)	0	(5)	0	0	0	(5)	0	(5)
EBITDA	346	28	374	109	59	0	542	17	559

(1) Mobile Networks net sales of EUR 2 407 million, Fixed Networks net sales of EUR 33 million.

(2) IP Routing net sales of EUR 104 million, Applications & Analytics net sales of EUR 185 million.

(3) Includes services net sales of EUR 1 359 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 729	1 452	5 181	198	236	(11)	5 603	(104)	5 499
Cost of sales	(2 391)	(806)	(3 197)	(2)	(210)	11	(3 398)	(547)	(3 945)
Gross profit	1 338	646	1 984	195	26	0	2 205	(651)	1 554
% of net sales	35.9%	44.5%	38.3%	98.5%	11.0%		39.4%		28.3%

Research and development expenses	(616)	(335)	(951)	(58)	(73)	0	(1 081)	(156)	(1 238)
% of net sales	17%	23%	18%	29%	31%		19%		23%

Selling, general and administrative expenses	(479)	(199)	(677)	(32)	(55)	0	(764)	(224)	(988)
% of net sales	13%	14%	13%	16%	23%		14%		18%

Other income and expenses	(9)	(10)	(19)	0	3	0	(15)	(25)	(40)
Operating profit/(loss)	234	103	337	106	(99)	0	345	(1 057)	(712)
% of net sales	6.3%	7.1%	6.5%	53.5%	(41.9)%		6.2%		(12.9)%
Depreciation and amortization	(89)	(34)	(123)	(2)	(12)	0	(136)	(270)	(406)
Share of results of associated companies and joint ventures	2	0	2	0	0	0	2	0	2
EBITDA	325	137	462	108	(87)	0	483	(787)	(304)

(1) Mobile Networks net sales of EUR 3 116 million, Fixed Networks net sales of EUR 613 million.

(2) IP Routing net sales of EUR 717 million, Optical Networks net sales of EUR 377 million and Applications & Analytics net sales of EUR 359 million.

(3) Includes services net sales of EUR 1 919 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q2’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	7 535	2 873	10 409	391	507	(28)	11 279	(197)	11 082
Cost of sales	(4 845)	(1 626)	(6 471)	(9)	(421)	28	(6 873)	(628)	(7 500)
Gross profit	2 691	1 247	3 938	382	86	0	4 407	(825)	3 582
% of net sales	35.7%	43.4%	37.8%	97.7%	17.0%		39.1%		32.3%

Research and development expenses	(1 232)	(644)	(1 877)	(114)	(139)	0	(2 130)	(319)	(2 449)
% of net sales	16%	22%	18%	29%	27%		19%		22%

Selling, general and administrative expenses	(969)	(394)	(1 363)	(71)	(111)	0	(1 544)	(378)	(1 922)
% of net sales	13%	14%	13%	18%	22%		14%		17%

Other income and expenses	(28)	(22)	(50)	(2)	(4)	0	(56)	(627)	(683)
Operating profit/(loss)	462	187	649	195	(167)	0	677	(2 149)	(1 472)
% of net sales	6.1%	6.5%	6.2%	49.9%	(32.9)%		6.0%		(13.3)%
Depreciation and amortization	(201)	(71)	(272)	(12)	(14)	0	(298)	(519)	(817)
Share of results of associated companies and joint ventures	4	0	4	0	0	0	4	0	4
EBITDA	666	258	924	207	(153)	0	978	(1 630)	(652)

(1) Mobile Networks net sales of EUR 6 300 million, Fixed Networks net sales of EUR 1 235 million.

(2) IP Routing net sales of EUR 1 430 million, Optical Networks net sales of EUR 752 million and Applications & Analytics net sales of EUR 692 million.

(3) Includes services net sales of EUR 3 958 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q2’15 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	4 795	605	5 400	461	0	(8)	5 854	0	5 854
Cost of sales	(3 032)	(333)	(3 365)	(4)	0	8	(3 362)	36	(3 326)
Gross profit	1 763	272	2 035	457	0	0	2 492	35	2 527
% of net sales	36.8%	45.0%	37.7%	99.1%	0.0%		42.6%		43.2%

Research and development expenses	(743)	(139)	(882)	(115)	(41)	0	(1 039)	(20)	(1 059)
% of net sales	15%	23%	16%	25%	0%		18%		18%

Selling, general and administrative expenses	(572)	(136)	(708)	(49)	(47)	0	(804)	(38)	(842)
% of net sales	12%	22%	13%	11%	0%		14%		14%

Other income and expenses	(2)	(1)	(2)	0	97	0	95	0	95
Operating profit/(loss)	445	(3)	442	294	8	0	745	(24)	721
% of net sales	9.3%	(0.5)%	8.2%	63.8%	0.0%		12.7%		12.3%
Depreciation and amortization	(77)	(17)	(93)	(3)	(5)	0	(101)	(38)	(139)
Share of results of associated companies and joint ventures	14	0	14	0	0	0	14	0	14
EBITDA	536	14	550	296	13	0	859	15	874

(1) Mobile Networks net sales of EUR 4 724 million, Fixed Networks net sales of EUR 71 million.

(2) IP Routing net sales of EUR 240 million, Applications & Analytics net sales of EUR 365 million.

(3) Includes services net sales of EUR 2 625 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA, NOKIA, Continuing Operations, reported (unaudited)

			YoY		QoQ			YoY
EUR million	Q2’16	Q2’15	change	Q1’16	change	Q1-Q2’16	Q1-Q2’15	change
Asia-Pacific	975	766	27%	1 103	(12)%	2 078	1 642	27%
Europe	1 502	892	68%	1 513	(1)%	3 015	1 773	70%
Greater China	690	378	83%	578	19%	1 268	741	71%
Latin America	356	235	51%	344	3%	700	436	61%
Middle East & Africa	403	294	37%	389	4%	792	524	51%
North America	1 659	354	369%	1 572	6%	3 230	739	337%
Total	5 583	2 919	91%	5 499	2%	11 082	5 854	89%

5. PERSONNEL BY GEOGRAPHIC AREA, NOKIA, Continuing Operations (unaudited)

	June 30,	June 30,	YoY	March 31,	QoQ
	2016	2015	change	2016	change
Asia-Pacific	21 882	16 650	31%	22 144	(1)%
Europe	38 556	22 673	70%	38 032	1%
Greater China	19 151	9 392	104%	19 548	(2)%
Latin America	3 943	2 505	57%	4 311	(9)%
Middle East & Africa	4 070	2 351	73%	4 073	0%
North America	15 790	3 978	297%	15 681	1%
Total	103 392	57 549	80%	103 789	0%

6. ACQUISITIONS, reported (unaudited)

Alcatel-Lucent acquisition

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine through a public exchange offer in France and the United States. Alcatel-Lucent is a global leader in IP networking, ultra-broadband access and cloud applications. The combined company will leverage the combined scale of operations, complementary technologies, portfolios and geographical presence; and unparalleled innovation capabilities to lead in the next generation network technology and services and to create access to an expanded addressable market with improved long-term growth opportunities.

Nokia obtained control of Alcatel-Lucent on January 4, 2016 when the interim results of the successful initial exchange offer were announced by the French stock market authority, Autorité des Marchés Financiers (“AMF”). On January 14, 2016, Nokia reopened its exchange offer, for the outstanding Alcatel-Lucent Securities not tendered during the initial exchange offer period. Nokia has determined that the initial and the reopened exchange offers are linked transactions that are to be considered together as a single arrangement given that the reopened exchange offer is required by AMF general regulation and is based on the same terms and conditions as the initial exchange offer.

As part of the exchange offers, holders of Alcatel-Lucent ordinary shares, Alcatel-Lucent American Depositary Shares (“ALU ADS”) and OCEANE convertible bonds (collectively “Alcatel-Lucent Securities”) could exchange their Alcatel-Lucent Securities for Nokia shares and Nokia American Depositary Shares (“Nokia ADS”) on the basis of 0.55 Nokia share or Nokia ADS for every Alcatel-Lucent share or ALU ADS.

Following the initial and reopened exchange offers, Nokia held 90.34% of the share capital and at least 90.25% of the voting rights of Alcatel-Lucent. On February 12, 2016 Nokia issued a total of 320 701 193 new Nokia shares as consideration for the Alcatel-Lucent securities tendered in the reopened exchange offer.

Subsequent to the exchange offer Nokia has carried out the following transactions relating to the acquisition of equity interests in Alcatel-Lucent:

• On February 12, 2016, Nokia converted the OCEANE convertible bonds (the “OCEANEs”) acquired as part of the initial and reopened exchange offers to Alcatel-Lucent shares.

• On February 19, 2016, Nokia announced the issue of 6 501 503 new Nokia shares in exchange for Alcatel-Lucent shares in a private transaction at the 0.55 exchange offer provided in the initial and reopened exchange offers. This transaction was based on a resolution by the Board of Directors on February 18, 2016.

• On May 9, 2016 Nokia closed the acquisition of 107 775 949 Alcatel-Lucent shares in exchange for 59 276 772 new Nokia shares from JPMorgan Chase Bank N.A., as depositary (the “Alcatel Depositary”), pursuant to the share purchase agreement announced on March 17, 2016. These shares represent Alcatel-Lucent shares that remained in the Alcatel-Lucent American depositary receipts program after the cancellation period and following the program’s termination on April 25, 2016.

• On May 12, 2016 Nokia agreed to acquire 72 994 133 of 2019 OCEANEs and 19 943 533 of 2020 OCEANEs through a privately negotiated transaction in consideration for an aggregate cash payment of EUR 419 million.

• On June 17, 2016 Nokia acquired 24 392 270 Alcatel-Lucent shares, 9 614 661 of 2019 OCEANEs and 2 290 001 of 2020 OCEANEs through privately negotiated transactions in consideration for an aggregate cash payment of EUR 85 million for the Alcatel-Lucent shares (corresponding to a unit price of EUR 3.50 per share) and EUR 54 million for the OCEANEs (corresponding to a unit price of EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE).

Following these transactions, Nokia owns 95.33% of the share capital and 95.26% of the voting rights of Alcatel-Lucent, corresponding to 95.16% of the Alcatel-Lucent shares on a fully diluted basis. Nokia has confirmed with the AMF that it intends to file a public buy-out offer in cash of the remaining Alcatel-Lucent shares and OCEANEs in September 2016. Subject to the review and clearance by the AMF, the offer will be open for 10 trading days and is followed by a squeeze-out in cash of any remaining shares and OCEANEs in accordance with the General Regulation of the AMF. Nokia expects to own 100% of the share capital, voting rights and OCEANEs of Alcatel-Lucent by the end of October 2016.

Alcatel-Lucent ordinary shares and ALU ADS’s acquired by Nokia subsequent to the closing of the reopened exchange offer (including through the squeeze-out) are accounted for as equity transactions with the remaining non-controlling interests in Alcatel-Lucent. As such, any new Nokia shares or cash consideration paid for these instruments are recorded directly within equity against the carrying amount of non-controlling interests. The acquisition of OCEANEs subsequent to the transactions linked to the exchange offer is treated both as extinguishment of debt and equity transaction with remaining non-controlling interests in Alcatel-Lucent, with the redemption consideration allocated to the liability and equity components.

Purchase consideration

The purchase consideration comprises of the fair value of Alcatel-Lucent Securities obtained through the Exchange Offers, and the fair value of the portion of Alcatel-Lucent stock options and performance shares attributable to pre-combination services that will be settled with Nokia shares. The fair value of the purchase consideration is based on the closing price of Nokia share of EUR 6.58 on NASDAQ Helsinki on January 4, 2016, and the exchange offer ratio of 0.55 Nokia share for every Alcatel-Lucent share.

Fair value of the purchase consideration

EUR million
Alcatel-Lucent shares or ADS	10 046
OCEANE convertible bonds	1 570
Consideration attributable to the vested portion of replacement share-based payment awards	6
Fair value of the purchase consideration	11 622

Fair value of the purchase consideration is based on the results of the initial and the reopened exchange offers.

Purchase accounting

Nokia has continued the purchase accounting of the Alcatel-Lucent, including purchase price allocation. The purchase price allocation is based on the current estimate of the fair value of the assets acquired and liabilities assumed, and may be revised during Q3 2016 when additional analyses are conducted and further information on conditions existing at the acquisition date becomes available. The adjustments to the opening statement of financial position during Q2 2016 were not material.

Provisional estimate of the opening statement of financial position for major classes of assets and liabilities

EUR million
Non-current assets
Intangible assets	5 925
Property, plant and equipment	1 432
Deferred tax assets	2 515
Defined benefit pension assets	2 967
Other non-current assets	675
13 514
Current assets
Accounts receivable	2 810
Inventories	2 022
Other current assets	1 361
Cash and cash equivalents	6 198
12 392
Provisional estimate for assets acquired	25 906
Non-current liabilities
Long-term interest-bearing liabilities	4 037
Deferred tax liabilities	595
Pensions and other post-retirement benefits	4 506
Other non-current liabilities	540
9 677
Current liabilities
Current borrowings and other financial liabilities	671
Other current liabilities	7 238
7 909
Provisional estimate for liabilities assumed	17 586

Provisional estimate for net identifiable assets acquired	8 319
Provisional non-controlling interest	1 771
Provisional estimate for net identifiable assets acquired attributable to equity holders of the parent	6 548
Provisional goodwill	5 074
Purchase consideration	11 622

The provisional goodwill arising from the acquisition of Alcatel-Lucent is estimated to amount to EUR 5.1 billion and is primarily attributable to synergies arising from the significant economies of scale and scope that Nokia is expecting to benefit from as part of the new combined entity. The allocation of goodwill for impairment testing purposes has not yet been completed.

Nokia elected to measure the components of non-controlling interests in Alcatel-Lucent (that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation) based on the non-controlling interests’ proportionate share of the fair value of the acquired identifiable net assets. As such, the provisional goodwill excludes the goodwill related to the non-controlling interests. The equity component of the remaining outstanding OCEANEs as well as the outstanding stock options and performance shares that will be settled in Alcatel-Lucent ordinary shares are measured at fair value within non-controlling interests.

Provisional fair values of other intangible assets acquired

	Provisional estimated fair value	Provisional amortization period
	EUR million	years
Customer relationships	3 068	10
Technologies	2 204	4
Other	653	7
Provisional estimate for other intangible assets acquired	5 925

Acquisition-related costs not directly attributable to the issue of shares included in other expenses in the consolidated income statement and in operating cash flows in the consolidated statement of cash flows total to EUR 93 million of which EUR 60 million is recognized in January-June 2016.

The fair values of assets acquired and liabilities assumed presented above are provisional based on management estimates on the acquisition date January 4, 2016. Nokia expects to continue to conduct analysis to assess the fair values of intangible assets, deferred tax assets, inventories and contingent liabilities, in particular, and adjustments that have a material impact on the provisional purchase accounting may be made. Adjustments to the provisional fair values of assets acquired and liabilities assumed will also impact the provisional estimate of goodwill.

The acquired business contributed revenues of EUR 5 843 million and net loss of EUR 1162 million to Nokia for the period from 4 January to 30 June 2016.

These amounts have been calculated using the subsidiary’s results and adjusting them for the accounting policy alignments and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016.

Other acquisitions

On April 26, 2016 Nokia announced its plan to acquire Withings S.A., a provider of digital health products and services, to accelerate entry into Digital Health. The acquisition was completed on May 31, 2016. Purchase accounting for this acquisition was on-going at the end of Q2 2016.

On June 10, 2016 Nokia announced its plans to acquire Gainspeed, a US-based start-up specializing in DAA (Distributed Access Architecture) solutions for the cable industry via its Virtual CCAP (Converged Cable Access Platform) product line. The transaction was closed on July, 29, 2016.

7. DISCONTINUED OPERATIONS, reported (unaudited)

On August 3, 2015 Nokia announced the sale of the HERE business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. Subsequent to that date, Nokia has presented the HERE business as discontinued operations excluding items outside the final transaction scope until completion of the sale on December 4, 2015. Accordingly Nokia has also reclassified the comparative periods on the consolidated condensed income statement. Discontinued operations include also the continuing financial effects of the Sale of Devices & Services Business in 2014.

Results of discontinued operations

EUR million	Q2’16	Q2’15	Q1’16	Q1-Q2’16	Q1-Q2’15
Net sales	1	290	2	2	551
Cost of sales	0	(74)	(1)	(1)	(143)
Gross profit	1	216	0	1	408
Research and development expenses	0	(140)	0	0	(269)
Selling, general and administrative expenses	(3)	(54)	(3)	(7)	(105)
Other income and expenses	(1)	(3)	2	0	(3)
Operating (loss)/profit	(4)	18	(1)	(5)	31
Financial income and expense	6	(2)	14	20	4
Profit before tax	3	16	12	15	35
Income tax (expense)/benefit	0	(6)	(4)	(4)	(17)
Profit for the period, ordinary activities	3	10	8	11	19
Gain on the sale of HERE Business, net of tax	0	0	7	6	0
Profit from discontinued operations	2	10	15	17	18
Costs and expenses include:
Depreciation and amortization	0	(13)	0	0	(26)

Cash flows from discontinued operations

	Reported	Reported	Reported	Reported	Reported
EUR million	Q2’16	Q2’15	Q1’16	Q1-Q2’16	Q1-Q2’15
Net cash (used in)/from operating activities	(2)	(10)	(4)	(6)	0
Net cash (used in)/from investing activities	0	45	(25)	(25)	45
Net cash flow for the period	(2)	35	(29)	(31)	45

8. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS, NOKIA, reported (unaudited)

Nokia operates a number of post-employment plans, group life plans and retiree healthcare plans in various countries. Defined benefit plans expose Nokia to actuarial risks such as interest rate risk, and life expectancy risk, as well as investment risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

93% of Nokia’s total benefit obligations and 95% of Nokia’s plan asset fair values were remeasured as of June 30, 2016. Nokia’s pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia’s main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-employment obligations is considered not material.

The weighted average discount rates used to measure Nokia’s pension and post-retirement obligations of June 30, 2016 have been updated and were as follows:

Discount rates

	June 30, 2016	June 30, 2015	December 31, 2015
U.S. Pension	3.0	4.3	4.5
U.S. Post-Retirement healthcare and other	2.7	—	—
U.S. Post Retirement Life	3.3	—	—
Euro - Pension (1)	1.8	2.6	2.5
U.K. - Pension	2.8	3.3	3.6

(1) Includes pensions, retirement indemnities and end-of service gratuities.

Change in pension and post-retirement net asset (liability) recognized:

	June 30, 2016			June 30, 2015			December 31, 2015
EUR million	Pension benefits (1)	Post- retirement benefits	Total	Pension benefits (1)	Post-retirement benefits	Total	Pension benefits (1)	Post- retirement benefits	Total

Net asset (liability) recognized at January 1	(398)	0	(398)	(500)	0	(500)	(500)	0	(500)
Current service cost	(66)	0	(66)	(24)	0	(24)	(46)	0	(46)
Interest (expense)/income	10	(47)	(37)	(4)	0	(4)	(9)	0	(9)
Curtailment	(6)	0	(6)	0	0	0	5	0	5
Pension and healthcare plan amendments	0	0	0	0	0	0	(1)	0	(1)
Total recognized in profit/(loss)	(62)	(47)	(109)	(28)	0	(28)	(51)	0	(51)
Actuarial gains and (losses) for the period	(200)	(144)	(344)	109	0	109	116	0	116
Change in asset ceiling, excluding amounts included in interest (expense)/income	(29)	0	(29)	(3)	0	(3)	(6)	0	(6)
Total recognized in other comprehensive income	(229)	(144)	(373)	106	0	106	110	0	110
Exchange differences	(16)	39	23	(3)	0	(3)	(7)	0	(7)
Contributions and benefits paid	80	7	87	28	0	28	39	0	39
Business combinations	1 094	(2 644)	(1 550)	0	0	0	11	0	11
Net asset (liability) recognized at the end of the period	469	(2 789)	(2 320)	(397)	0	(397)	(398)	0	(398)
of which:
- Defined benefit pension assets	3 090	0	3 090	29	0	29	25	0	25
- Pension, retirements indemnities and post-employment benefits liabilities	(2 621)	(2 789)	(5 410)	(426)	0	(426)	(423)	0	(423)

(1) Includes pensions, retirement indemnities and end-of service gratuities.

Funded status

	June 30, 2016	June 30, 2015	December 31, 2015
Benefit obligation	(30 206)	(1 868)	(1 840)
Fair value of plan assets	28 211	1 474	1 451
(Unfunded) status	(1 995)	(394)	(389)
Impact of the minimum funding / asset ceiling	(325)	(3)	(9)
Net liability recognized at end of period	(2 320)	(397)	(398)

9. DEFERRED TAXES, NOKIA, reported (unaudited)

At June 30, 2016, Nokia had recognized deferred tax assets of EUR 5.5 billion. The recognition of deferred tax assets is based on offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in the US (EUR 2.2 billion) and Finland (EUR 2.1 billion). Based on the recent profitability in the US and Finland and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in the US and Finland to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future. Deferred tax assets are not recognized for the portion of the tax losses and tax credits that are expected to expire before they can be utilized.

At June 30, 2016, primarily due to the acquisition of Alcatel-Lucent, Nokia had unrecognized deferred tax assets of approximately EUR 12 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 6 billion) and US (approximately EUR 5 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The unrecognized deferred tax assets in the US relate to net operating losses, capital losses and tax credits that are expected to expire before they can be utilized, partly due to the limitations arising from the ownership change in Alcatel-Lucent acquisition. The majority of US tax losses and tax credits expire before 2025.

At June 30, 2016, Nokia had deferred tax liabilities of EUR 0.6 billion. Majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

Deferred tax assets and liabilities attributable to the Alcatel-Lucent acquisition are provisional and subject to revision when additional analyses are conducted and further information becomes available (refer to note 6). Deferred tax assets and liabilities may also be affected by the intended public buy-out offer and squeeze-out of the remaining Alcatel-Lucent Equity Securities.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS, NOKIA, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

	Carrying amounts						Fair value (1)
At June 30, 2016, EUR million	Current available- for-sale financial assets	Non-current available-for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, carried at fair value	0	778	0	0	0	778	778
Available-for-sale investments, carried at cost less impairment	0	278	0	0	0	278	278
Other non-current financial assets	0	0	110	69	0	179	165
Accounts receivable	0	0	0	6 622	0	6 622	6 622
Other current financial assets	0	0	182	62	0	244	244
Investments at fair value through profit and loss, liquid assets	0	0	747	0	0	747	747
Available-for-sale investments, publicly quoted equity shares	49	0	0	0	0	49	49
Available-for-sale investments, liquid assets carried at fair value	1 742	0	0	0	0	1 742	1 742
Cash and cash equivalents carried at fair value	8 449	0	0	0	0	8 449	8 449
Total financial assets	10 240	1 056	1 039	6 753	0	19 088	19 074
Long-term interest-bearing liabilities	0	0	0	0	3 593	3 593	3 724
Short-term interest bearing liabilities	0	0	0	0	317	317	317
Other financial liabilities	0	0	317	0	28	345	345
Other liabilities, dividend payable	0	0	0	0	1 512	1 512	1 512
Accounts payable	0	0	0	0	3 492	3 492	3 492
Total financial liabilities	0	0	317	0	8 942	9 259	9 390

Items included in the following table are measured at fair value on a recurring basis.

	Instruments with quoted prices in active markets	Valuation technique using observable data	Valuation technique using non-observable data
At June 30, 2016, EUR million	(Level 1)	(Level 2)	(Level 3)	Total
Available-for-sale investments, carried at fair value	158	0	619	777
Other current financial assets, derivatives	0	182	0	182
Investments at fair value through profit and loss	747	110	0	857
Available-for-sale investments, publicly quoted equity shares	49	0	0	49
Available-for-sale investments, liquid assets carried at fair value	1 731	11	0	1 742
Cash and cash equivalents carried at fair value	8 449	0	0	8 449
Total assets	11 134	303	619	12 056
Other financial liabilities, derivatives	0	296	21	317
Total liabilities	0	296	21	317

	Carrying amounts						Fair value (1)
At December 31, 2015, EUR million	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, carried at fair value	0	703	0	0	0	703	703
Available-for-sale investments, carried at cost less impairment	0	285	0	0	0	285	285
Other non-current financial assets	0	0	0	49	0	49	39
Accounts receivable	0	0	0	3 913	0	3 913	3 913
Other current financial assets	0	0	96	32	0	128	128
Investments at fair value through profit and loss, liquid assets	0	0	687	0	0	687	687
Available-for-sale investments, publicly quoted equity shares	0	16	0	0	0	16	16
Available-for-sale investments, liquid assets carried at fair value	2 167	0	0	0	0	2 167	2 167
Cash and cash equivalents carried at fair value	6 995	0	0	0	0	6 995	6 995
Total financial assets	9 162	1 004	783	3 994	0	14 943	14 933
Long-term interest-bearing liabilities	0	0	0	0	2 023	2 023	2 100
Short-term interest bearing liabilities	0	0	0	0	51	51	51
Other financial liabilities	0	0	113	0	8	121	121
Accounts payable	0	0	0	0	1 910	1 910	1 910
Total financial liabilities	0	0	113	0	3 992	4 105	4 182

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. These assets are tested for impairment using a discounted cash flow analysis. The fair value of loan receivables and payables is estimated based on discounted cash flow method or current market values of similar instruments (level 2). The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Items included in the following table are measured at fair value on a recurring basis.

At December 31, 2015, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
Available-for-sale investments, carried at fair value	1	14	688	703
Other current financial assets, derivatives	0	96	0	96
Investments at fair value through profit and loss	687	0	0	687
Available-for-sale investments, publicly quoted equity shares	16	0	0	16
Available-for-sale investments, liquid assets carried at fair value	2 156	11	0	2 167
Cash and cash equivalents carried at fair value	6 995	0	0	6 995
Total assets	9 855	121	688	10 664
Other financial liabilities, derivatives	0	113	0	113
Total liabilities	0	113	0	113

Level 3 includes a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities. Within level 3 fair value is determined by using one or more valuation techniques, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. For unlisted venture funds the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate.

The inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may impact the resulting fair value of individual investments, but no individual input has a significant impact on the total fair value of Nokia’s level 3 investments. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets and Liabilities
Balance at December 31, 2015	688
Net gains in income statement	67
Net loss recorded in other comprehensive income	(92)
Acquisitions through business combination	(29)
Purchases	34
Sales	(71)
Other movements	1
Balance at June 30, 2016	598

The gains and losses from financial assets and liabilities categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net gain of EUR 0 million (net gain of EUR 4 million in 2015) related to level 3 financial instruments held at June 30, 2016, was included in the profit and loss during January - June 2016.

11. PROVISIONS, NOKIA, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2015	247	137	117	107	68	16	24	157	873
Translation differences	(1)	(2)	2	0	(3)	0	0	7	3
Reclassification	(6)	(5)	0	0	6	0	0	1	(4)
Charged to income statement	1	7	6	(10)	(9)	0	13	28	36
Additional provisions	8	25	17	5	3	0	21	36	115
Changes in estimates	(7)	(18)	(11)	(15)	(12)	0	(8)	(8)	(79)
Utilized during period	(58)	(10)	(18)	(16)	(2)	0	(8)	(31)	(143)
At June 30, 2015	183	127	107	81	60	16	29	162	765

At January 1, 2016	194	129	94	62	69	16	29	132	725
Acquisitions through business combinations	291	14	135	185	73	85	31	379	1 193
Translation differences	0	4	(4)	(3)	4	(1)	(1)	(5)	(6)
Reclassification (1)	(48)	0	3	2	9	0	1	(41)	(74)
Charged to income statement	613	(5)	57	26	26	8	35	76	836
Additional provisions	638	11	71	52	29	8	52	105	966
Changes in estimates	(25)	(16)	(14)	(26)	(3)	0	(17)	(29)	(130)
Utilized during period	(198)	(22)	(77)	(96)	(16)	(11)	(12)	(110)	(542)
At June 30, 2016	852	120	208	176	165	97	83	431	2 132

(1) The reclassification of EUR 48 million from restructuring consists of EUR 45 million to accrued expenses and EUR 3 million to litigation to better reflect the nature of these items. The reclassification of EUR 41 million from other provisions consists of EUR 3 million to warranty, EUR 2 million to project losses, EUR 6 million to litigation, EUR 1 million to material liability and EUR 29 million to accrued expenses.

As of June 30, 2016 Nokia restructuring provision amounted to EUR 852 million including personnel and other restructuring related costs, such as real estate exit costs. On April 6, 2016, Nokia announced that it was beginning actions to reduce company personnel globally as part of its previously announced synergy and transformation program. As a result of the announcement and subsequent consultations taken place, Nokia recognized in the second quarter 2016 a provision of EUR 593 million, of which EUR 45 million have been transferred to accrued expenses and EUR 15 million were used by end of the second quarter 2016. In addition, the total amount of restructuring provision includes EUR 326 million relating to the restructuring provisions recognized due to previously announced restructuring programs. The majority of the restructuring related outflows is expected to occur over the next two years.

All other material contingencies and off-balance sheet arrangements are disclosed in note 28, Provisions, of our Annual Report on Form 20-F for 2015 and section “Operating and financial review and prospects—Liquidity and capital resources” on page 58 of our Annual Report on Form 20-F for 2015, respectively.

12. COMMITMENTS AND CONTINGENCIES, NOKIA, reported (unaudited)

EUR million	June 30, 2016	June 30, 2015	December 31, 2015
Collateral for own commitments
Assets pledged	7	14	7
Contingent liabilities on behalf of Group companies (1)
Guarantees issued by financial institutions	1 689	455	398
Other guarantees	759	136	129
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees	11	14	15
Contingent liabilities on behalf of other companies
Financial guarantees	5	6	6
Other guarantees	173	166	137
Leasing obligations	985	621	476
Financing commitments
Customer finance commitments	153	156	180
Venture fund commitments (2)	532	266	230

The amounts above represent the maximum principal amount of commitments and contingencies.

(1) In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally Nokia has issued corporate guarantees with primary obligation given directly to customers. These guarantees have been issued by Nokia Corporation for EUR 71 million (EUR 76 million at June 30, 2015 and EUR 74 million at December 31, 2015) as well as by certain Alcatel-Lucent entities for EUR 2 172 million. In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

(2) On February 21, 2016, Nokia Growth Partners announced the closing of a new USD 350 million fund for investments in Internet of Things (IoT) companies. The fund is sponsored by Nokia and will serve to identify new opportunities to grow the ecosystem in IoT solutions. The fund IV commitment brings NGP’s total assets under management to over USD 1 billion, including USD 500 million available for new investments.

13. RELATED PARTY TRANSACTIONS, NOKIA, reported (unaudited)

Significant related party transactions with associated companies and joint ventures for the six months ended June 30, 2016 include Share of results of associated companies and joint ventures of EUR 4 million income (EUR 14 million income for the six months ended June 30, 2015) and Purchases from associated companies and joint ventures of EUR 158 million (EUR 129 million for the six months ended June 30, 2015).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to note 1, Accounting principles and note 33, Principal Group companies, of our Annual Report on Form 20-F for 2015.

Nokia has related party transactions with a pension fund and the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund.

On January 8, 2016, Nokia confirmed the composition of the new Board of Directors and Group Leadership Team (GLT). The GLT continues to be chaired by Nokia’s President and CEO, Rajeev Suri, and comprises of 13 members: the President and CEO, five business group leaders and seven unit leaders. Total GLT compensation has increased from 2015 following the increase in the number of GLT members.

14. INTEREST-BEARING LIABILITIES, NOKIA, reported (unaudited)

					Carrying amount (EUR	Carrying amount	Carrying amount
Issuer/Borrower	Instrument	Currency	Nominal (million)	Final maturity	million) June 30, 2016	(EUR million) June 30, 2015	(EUR million) December 31, 2015
Nokia Corporation	Revolving Credit Facility (1)	EUR	1579	June 2019	0	0	0
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	473	450	467
Alcatel-Lucent USA Inc.	6.45% Senior Notes	USD	1360	March 2029	1 240	0	0
Alcatel-Lucent USA Inc.	6.5% Senior Notes	USD	300	January 2028	272	0	0
Alcatel-Lucent S.A.	0.125% OCEANE Convertible Bond	EUR	20	January 2020	21	0	0
Nokia Corporation	5.375% Senior Notes	USD	1000	May 2019	936	921	940
Nokia Corporation	6.75% Senior Notes	EUR	500	February 2019	534	541	539
Alcatel-Lucent S.A.	0% OCEANE Convertible Bond	EUR	28	January 2019	29	0	0
Nokia Corporation	5% Convertible Bond (2)	EUR	750	October 2017	0	703	0
Nokia Corporation and various subsidiaries	Other liabilities (3)				405	173	128
Total					3 910	2 788	2 074

(1) In June 2016 Nokia exercised its options to increase the size of the EUR 1 500 million Revolving Credit Facility to EUR 1 579 million and to extend the maturity date from June 2018 to June 2019. The facility has a one-year extension option remaining, no financial covenants and it remains undrawn.

(2) In November 2015, Nokia exercised its option to redeem EUR 750 million convertible bonds at their principal amount outstanding plus accrued interest. Virtually all bondholders elected to convert their convertible bonds into Nokia shares before redemption.

(3) This line includes liabilities related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) of EUR 132 million (EUR 0 million at June 30, 2015 and at December 31, 2015) that have been sold to banks on a recourse basis and hence not derecognized from the consolidated statement of financial position.

In January 2016, Alcatel-Lucent S.A. repaid its EUR 190 million 8.50% senior notes. In February, 2016, Alcatel-Lucent USA Inc. redeemed its USD 650 million 4.625% notes due July 2017, USD 500 million 8.875% notes due January 2020 and USD 700 million 6.750% notes due November 2020 in accordance with their respective terms and conditions. In February 2016, Alcatel-Lucent S.A. terminated its EUR 504 million revolving credit facility. In March 2016, the Alcatel-Lucent Submarine Networks’ credit facility of EUR 74 million was repaid.

In total 211 579 445 of 2018 OCEANE convertible bonds, 57 852 372 of 2019 OCEANE convertible bonds and 72 783 038 of 2020 OCEANE convertible bonds, with nominal amounts of EUR 381 million, EUR 238 million and EUR 293 million respectively, were tendered in the French and U.S. offers for exchange into Nokia shares and converted to Alcatel-Lucent shares by Nokia following the settlement of Reopened Offer in February 2016. As a result of conversion, less than 15% of the 2018 OCEANE convertible bonds remained outstanding and Nokia caused Alcatel-Lucent SA to redeem at par value, plus accrued interest all of the outstanding 2018 OCEANE convertible bonds pursuant to the terms and conditions of the bonds.

During January and February 2016 other bondholders have converted 19 981 014 of 2018 OCEANE convertible bonds, 1 014 828 of 2019 OCEANE convertible bonds and 5 010 000 of 2020 OCEANE convertible bonds, with nominal amounts of EUR 36 million, EUR 4 million and EUR 20 million, respectively. Additionally certain bondholders exercised their right to put back 7 393 369 of 2019 OCEANE convertible bonds and 1 751 000 of 2020 OCEANE convertible bonds at par plus accrued interest for a cash consideration of EUR 30 million and EUR 7 million, respectively.

During May and June 2016 Nokia acquired in privately negotiated transactions in total 82 608 794 of 2019 OCEANE convertible bonds and 22 233 534 of 2020 OCEANE convertible bonds in consideration for an aggregate cash payment of EUR 473 million. Transactions corresponded to a unit price of EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE.

All of the remaining Nokia borrowings are senior unsecured and have no financial covenants.

15. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, NOKIA, reported (unaudited)

EUR million	Q2’16	Q2’15	Q1’16	Q1-Q2’16	Q1-Q2’15
Adjustments for (1)
Depreciation and amortization	411	83	406	817	165
Profit on sale of property, plant and equipment and available-for-sale investments	(61)	(127)	(12)	(73)	(129)
Income tax (benefit)/expense	(65)	126	(196)	(261)	187
Share of results of associated companies and joint ventures	(2)	5	(2)	(4)	(14)
Financial income and expenses	82	42	41	123	60
Transfer from hedging reserve to sales and cost of sales	(7)	36	12	5	55
Impairment charges	26	0	5	31	4
Gain on the sale of the HERE Business	0	0	(7)	(7)	0
Asset retirements	0	2	1	1	3
Share-based payment	25	12	15	40	22
Restructuring and associated charges (2)	599	0	14	613	0
Working capital charges related to the Alcatel-Lucent purchase price allocation	98	0	613	711	0
Other income and expenses	11	3	6	17	19
Total	1 117	182	896	2 013	372
Change in net working capital
Decrease/(Increase) in short-term receivables	222	(139)	(36)	186	(166)
(Increase)/decrease in inventories	(102)	8	(222)	(324)	13
Decrease in interest-free short-term liabilities	(1 012)	(555)	(1 327)	(2 339)	(1 033)
Total	(892)	(686)	(1 585)	(2 477)	(1 186)

(1) Adjustments for continuing and discontinued operations.

(2) The adjustments for restructuring and associated charges represent the non-cash portion of the restructuring and associated charges recognized in the consolidated income statement.

Net cash and other liquid assets

	June 30, 2016	June 30, 2015	March 31, 2016	December 31, 2015
Investments at fair value through profit and loss, liquid assets	747	570	700	687
Available-for-sale investments, liquid assets	1 791	2 065	2 443	2 167
Cash and cash equivalents	8 449	3 983	9 343	6 995
Total cash and other liquid assets	10 987	6 618	12 486	9 849

Long-term interest-bearing liabilities	3 593	2 685	3 995	2 023
Short-term interest-bearing liabilities	318	103	245	51
Interest-bearing liabilities	3 910	2 788	4 240	2 074

Net cash and other liquid assets	7 077	3 830	8 246	7 775

16. SUBSEQUENT EVENTS, reported (unaudited)

Planned acquisition of Gainspeed

On June 10, 2016 Nokia announced its plans to acquire Gainspeed, a US-based start-up specializing in DAA (Distributed Access Architecture) solutions for the cable industry via its Virtual CCAP (Converged Cable Access Platform) product line. Nokia completed this acquisition on July 29, 2016.

Nokia and Samsung expand their intellectual property cross license

On July 13, 2016 Nokia and Samsung agreed terms to expand their patent cross license agreement to cover certain additional patent portfolios of both parties. This agreement is in addition to the outcome of the arbitration between the two companies that was announced on February 1, 2016. With this expansion, Nokia expects a positive impact to the net sales of Nokia Technologies starting from the third quarter of 2016. Nokia Technologies’ total annualized net sales related to patent and brand licensing is expected to grow to a run rate of approximately EUR 950 million by the end of 2016.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) our ability to squeeze out the remaining Alcatel Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel Lucent; C) expectations, plans or benefits related to our strategies and growth management; D) expectations, plans or benefits related to future performance of our businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in  connection with any such restructurings, investments, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) our ability to complete the purchases of the remaining outstanding Alcatel Lucent securities and realize the benefits of the public exchange offer for all outstanding Alcatel Lucent securities; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations, as well as hedging activities; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

These financial statements were authorized for issue by management on August 3, 2016.

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its third quarter 2016 results on October 27, 2016.

•                  Nokia plans to hold its Capital Markets Day in Barcelona on November 15, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal